Form 10-K, Exhibit 13
period 1996-12-31
CN BIOSCIENCES INC
filed 1997-03-26
CIK 1018371

                                                                      EXHIBIT 13
                 PORTIONS OF 1996 ANNUAL REPORT TO STOCKHOLDERS

CONSOLIDATED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------
                                         Period from Inception                   Years Ended December 31,
                                          (March 11, 1992)       ----------------------------------------------------------
(in thousands, except per share data)    to December 31, 1992     1993            1994             1995            1996
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Sales                                           $17,719          $22,771         $24,188         $26,966          $33,725
Cost of sales                                     9,691           14,195          13,183          13,185           15,388
                                               ----------------------------------------------------------------------------
Gross profit                                      8,028            8,576          11,005          13,781           18,337
                                               ----------------------------------------------------------------------------
Operating expenses:
   Selling, general and administrative            7,742           10,292          10,343          10,608           12,700
   Research and development                         290              462             736           1,338            2,144
                                               ----------------------------------------------------------------------------
     Total operating expenses                     8,032           10,754          11,079          11,946           14,844
                                               ----------------------------------------------------------------------------
Income (loss) from operations                        (4)          (2,178)            (74)          1,835            3,493
Interest expense, net                                61              170             326             527              532
                                               ----------------------------------------------------------------------------
Income (loss) before income taxes                   (65)          (2,348)           (400)          1,308            2,961
Provision (benefit) for income taxes                401             (195)             62             291              960
                                               ----------------------------------------------------------------------------
     Net income (loss)                          $  (466)         $(2,153)        $  (462)        $ 1,017          $ 2,001
                                               ============================================================================
Net income (loss) per share                     $  (.14)         $  (.65)        $  (.14)        $  .30           $  .50
                                               ============================================================================
Shares used in per share computations (1)         3,242            3,318           3,328           3,422            3,995
===========================================================================================================================


December 31,          (in thousands)             1992             1993            1994             1995             1996
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
   investments                                  $ 1,238          $ 1,839         $   935         $ 1,203          $14,704
Working capital                                  13,000           12,946          13,017          15,424           30,231
Total assets                                     23,980           24,046          23,495          31,197           46,262
Long-term debt and other obligations,
   net of current portion                           850            2,834           3,266           8,601            1,233
Redeemable preferred stock                       18,025           18,175          18,319          18,343               --
Stockholders' equity (deficit)                      (24)          (2,291)         (2,053)           (544)          38,900
===========================================================================================================================

(1) See Note 1 of notes to consolidated financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

CN Biosciences was formed in 1992 with the purchase of the Company's subsidiaries, including the Calbiochem biochemical and immunochemical operations headquartered in San Diego, California, and the Novabiochem peptide operations headquartered in Laufelfingen, Switzerland, from Biodor Holding AG, Ixora Holding AG and Biodor US Holding Corporation. During 1993, the Company hired its current Chief Executive Officer and reorganized its worldwide operations to better focus its business and corporate strategy on core products. In 1993, the Company recorded a one-time charge of approximately $2.0 million principally related to its European operations to reserve for costs of facilities no longer required, impaired inventory and costs of terminating employees. From 1993 to 1995, the Company invested in excess of $3.2 million for capital expenditures, principally for infrastructure upgrades to its facilities, automated fulfillment systems and computer information systems. The Company also hired additional scientific personnel, particularly employees holding Ph.D.s, to enable it to expand its internal development and manufacturing capabilities. These initiatives contributed to improved operating results, and in 1994 the Company commenced its niche research market strategy with the introduction of the Signal Transduction specialty catalog.

In August 1995, the Company expanded its immunochemical and molecular biology capabilities with the purchase of the Oncogene Research Products business from Oncogene Science, Inc., a biopharmaceutical company ("OSI"), for $6.2 million cash, which was funded by bank debt. Assets acquired included primarily inventory and property and equipment. Approximately 30 employees, including four holding Ph.D.s, all of whom were previously employed by OSI in the Oncogene Research Products business, joined the Company upon the consummation of the acquisition. The acquisition and successful integration of this business enhanced the depth and breadth of the Company's scientific resources, while providing a complementary base of products and customers. The Company believes that, due to the highly fragmented nature of the life sciences research products industry, significant opportunities for consolidation exist. Based on its experience with the acquisition of the Oncogene Research Products business, the Company believes it can capitalize on these opportunities, although no assurances can be given that the Company will be able to identify and successfully consummate additional acquisitions.

The Company uses general and specialty catalogs to market a broad range of brand-name research products to life sciences researchers worldwide at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company invests significantly in producing each of its catalogs, and associated costs are capitalized and amortized over the estimated useful life of the catalog, generally 12 to 24 months. The Company believes that researchers tend to purchase the Company's products as a result of exposure to multiple catalogs, as well as the Company's numerous other periodic publications and advertisements.

Since 1993, the Company has increasingly focused its strategy on its higher margin core business of providing standard laboratory quantity sizes of products (generally ranging from 100 nanograms to 100 grams), and has reduced the focus on its bulk business. Bulk quantities (generally up to ten kilograms) are generally offered at discounts to catalog prices, and bulk sales are characterized as relatively high dollar sales made to a limited number of customers. Thus, the absence or presence of bulk sales has had and could have a material impact on results of operations in any individual period.

The Company maintains significant levels of inventory relative to its net sales in order to meet short delivery times required by researchers. In addition, products manufactured internally are made in economic batch sizes which often represent quantities sufficient to supply more than one year of sales. The Company's products generally have a relatively long shelf life, often in excess of five years, and quality and storage conditions are continually monitored to ensure that quality products are delivered to customers. The Company regularly evaluates the level and composition of inventory through the analysis of recent sales history and forecasted product demand to ensure that inventory reserve levels are adequate to properly reflect their net realizable value. Fluctuations in inventory reserve levels, other than those related to reserves recorded in 1993 for impaired inventory described above, have not been material to the Company's financial position or results of operations.

MANAGEMENT'S DISCUSSION CONTINUED

The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. In accordance with U.S. accounting requirements, sales denominated in foreign currencies are translated into the local functional currency and then into U.S. dollars, at an average exchange rate in effect during the period. In addition, the Company incurs manufacturing costs in Swiss Francs in connection with its Swiss operations and also incurs operating expenses in local currencies at each of its other international locations. Thus, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have, an impact on revenues and expenses reported by the Company, and such effect may be material in any individual reporting period.

To the extent that the Company incurs operating expenses in local currencies at its foreign subsidiaries, the Company has a natural hedge against a portion of the possible fluctuation in foreign currency exchange rates of billings in such currencies. Although the Company does not engage in significant amounts of foreign currency hedging transactions, the Company has, from time to time, entered into forward contracts to hedge certain of its foreign currency exposures, principally related to fixed expense commitments of its Japanese subsidiary.

In October 1996, the Company completed the initial public offering of 1,840,000 shares of Common Stock at an initial public offering price of $12.50 per share. Upon the consummation of the initial public offering, (i) the outstanding shares of the Company's Series A Convertible Preferred Stock were converted into an aggregate of 788,814 shares of Class A Common Stock, which shares were subsequently converted into an equal number of shares of Common Stock, and (ii) the outstanding shares of the Company's Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares of Common Stock.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, items from the Company's Consolidated Statements of Operations expressed as a percentage of sales.

                                                                                   Percentage of Sales
                                                                        ---------------------------------------------------
         Years Ended December 31,                                        1994             1995              1996
---------------------------------------------------------------------------------------------------------------------------
         Sales:
           Core                                                           68.3%            76.5%             81.9%
           Bulk                                                           31.7             23.5              18.1
                                                                       ----------------------------------------------------
         Total sales                                                     100.0            100.0             100.0
         Cost of sales                                                    54.5             48.9              45.6
                                                                       ----------------------------------------------------
         Gross profit                                                     45.5             51.1              54.4
           Selling, general and administrative                            42.8             39.3              37.7
           Research and development                                        3.0              5.0               6.4
                                                                       ----------------------------------------------------
         Income (loss) from operations                                    (0.3)             6.8              10.3
         Interest expense, net                                             1.4              2.0               1.6
                                                                       ----------------------------------------------------
         Income (loss) before income taxes                                (1.7)             4.8               8.7
         Provision (benefit) for income taxes                              0.2              1.0               2.8
                                                                       ----------------------------------------------------
             Net income (loss)                                            (1.9)%            3.8%              5.9%
===========================================================================================================================

MANAGEMENT'S DISCUSSION CONTINUED

YEARS ENDED DECEMBER 31, 1996 AND 1995

SALES. Sales increased 25.1% to $33.7 million for 1996 from $27.0 million for 1995. This increase resulted primarily from a 34.0% increase in core product sales, offset by a decrease in bulk sales of 3.8%. Significant factors which management believes contributed to the increase in sales of core products during 1996 included the additional sales from a full year of the Oncogene Research Products business which was acquired in August 1995, issuance of updated Calbiochem and Novabiochem general catalogs, issuance of an updated Signal Transduction specialty catalog and introduction of new specialty catalogs addressing apoptosis and combinatorial chemistry. Excluding the sales of Oncogene Research Products, sales of core products during 1996 increased by 14.8% as compared to sales in 1995. Gains in 1996 sales were achieved despite a general strengthening of the U.S. dollar which had the effect of modestly decreasing the dollar value of sales denominated in foreign currencies recorded in 1996. The decrease in bulk sales related primarily to the Company's decision to discontinue sales of a product which had been provided in bulk form to the veterinary industry in order to avoid subjecting the Company to increased costs associated with a variety of regulatory requirements.

GROSS PROFIT. The Company's gross profit percentage increased to 54.4% for 1996 from 51.1% for 1995. This increase was primarily the result of increased sales of the higher gross margin Oncogene Research Products brand products, improved margins on the Company's Calbiochem and Novabiochem brand products and a decrease in lower margin bulk sales. Management believes that additional factors which contributed to improvements in gross margins of Calbiochem and Novabiochem brand products include improved operating efficiencies from increased volume and minor price increases.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenditures increased 19.7% to $12.7 million for 1996 from $10.6 million for 1995, and decreased to 37.7% of sales for 1996 from 39.3% for 1995. The dollar increase in expenses was primarily the result of incremental operational costs relating to the Oncogene Research Products business, increased administrative salaries and increased selling costs related to expanded advertising programs and additional specialty catalogs launched during 1996. The decrease in expenses as a percentage of sales was attributable to improved operating efficiencies and increased sales. The Company anticipates a modest growth in administrative expenses resulting from the Company's reporting obligations and investor relations activities as a new public company.

RESEARCH AND DEVELOPMENT. Research and development expenditures increased 60.2% to $2.1 million for 1996 from $1.3 million for 1995. This increase resulted from additional development activity related to Oncogene Research Products brand products, research and development costs in connection with products included in the Company's new Apoptosis specialty catalog launched during the period, and increased research in the areas of glycobiology and neurosciences. The Company anticipates maintaining at least the current levels of spending for research and development in 1997.

INTEREST EXPENSE, NET. Interest expense, net increased to $532,000 for 1996 from $527,000 for 1995 as a result of interest expense on bank debt related to the acquisition of the Oncogene Research Products business in 1995, offset partially by interest income on proceeds from the Company's initial public offering of common stock completed in October 1996.

INCOME TAXES. Income tax expense increased to $960,000 for 1996 from $291,000 for 1995. This increase was primarily the result of increased profitability and increased tax rates due to the utilization of certain operating loss carryforwards generated in prior years.

NET INCOME. As a result of the above factors, net income increased 96.8% to $2.0 million for 1996 from $1.0 million for 1995.

CN BIOSCIENCES, INC.

YEARS ENDED DECEMBER 31, 1995 AND 1994

SALES. Sales increased 11.5% to $27.0 million for 1995 from $24.2 million for 1994. This increase resulted primarily from a 24.9% increase in core product sales, including sales of Oncogene Research Products brand products, offset by a decrease in bulk sales of 17.5%. Sales of core products during 1995, excluding Oncogene Research Products brand products, increased by 13.5%, primarily as a result of the continuing success of the Company's niche research market strategy and growth in sales of amino acids, peptides, linkers and resins featured in the Company's Novabiochem general catalog. The decrease in bulk sales was related primarily to the Company's decision to discontinue sales of a product which had been provided in bulk form to the veterinary industry in order to avoid subjecting the Company to increased costs associated with a variety of regulatory requirements. Gains in sales included the results of a general weakening of the U.S. dollar which had the effect of increasing the dollar value of sales denominated in foreign currencies recorded in 1995.

GROSS PROFIT. The Company's gross profit percentage increased to 51.1% for 1995 from 45.5% for 1994. This increase was primarily the result of sales of the higher gross margin Oncogene Research Products brand products for a portion of the year and increased gross margins in the Company's core and bulk operations as a result of continued improvement in operating efficiencies subsequent to the Company's restructuring in 1993. In particular, the Company experienced improvement in margins of certain products featured in the Company's Novabiochem general catalog, many of which were manufactured by the Company's Swiss subsidiary, which was substantially restructured in 1993.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenditures increased 2.6% to $10.6 million for 1995 from $10.3 million for 1994, and decreased to 39.3% of sales for 1995 from 42.8% for 1994. The dollar increase in selling, general and administrative was the result of adding the Oncogene Research Products business' operations for a portion of the year, offset by reductions in operating costs of the Company's Swiss subsidiary in 1995 compared to 1994. The decrease as a percentage of sales reflects the continued results of the Company's 1993 restructuring and incremental sales which did not result in comparable growth in expenses.

RESEARCH AND DEVELOPMENT. Research and development expenditures increased 81.8% to $1.3 million for 1995 from $736,000 for 1994. This increase resulted from increased research and development related to Oncogene Research Products brand products for a portion of the year, and research and development costs of products developed for inclusion in the Apoptosis specialty catalog being prepared for launch in 1996. This increase included salaries of additional scientific personnel, as well as increased costs of materials and expenses.

INTEREST EXPENSE, NET. Interest expense, net increased to $527,000 for 1995 from $326,000 for 1994 primarily as a result of additional borrowings in connection with the acquisition of the Oncogene Research Products business.

INCOME TAXES. Income tax expense increased to $291,000 for 1995 from $62,000 for 1994 as a result of increased profitability in 1995.

NET INCOME (LOSS). As a result of the above factors, net income increased to $1.0 million for 1995 from a net loss of $462,000 for 1994.

CN BIOSCIENCES, INC.

QUARTERLY RESULTS

The following tables present the Company's unaudited quarterly consolidated results of operations, in dollars and as a percentage of sales, for the eight quarters ended December 31, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods.

                                       March 31,  June 30,   Sept. 30, Dec. 31,   March 31,  June 30,  Sept. 30,  Dec. 31,
Quarters Ended        (in thousands)     1995       1995       1995      1995       1996       1996      1996       1996
---------------------------------------------------------------------------------------------------------------------------
Sales:
   Core                                 $4,813     $4,827     $5,293    $5,693     $6,597     $6,949    $7,122     $6,961
   Bulk                                  1,923      1,512      1,572     1,333      1,621      1,398     1,713      1,364
                                        -----------------------------------------------------------------------------------
Total sales                              6,736      6,339      6,865     7,026      8,218      8,347     8,835      8,325
Cost of sales                            3,508      3,183      3,224     3,270      3,794      3,808     4,065      3,721
                                        -----------------------------------------------------------------------------------
Gross profit                             3,228      3,156      3,641     3,756      4,424      4,539     4,770      4,604
   Selling, general
     and administrative                  2,264      2,539      2,785     3,020      3,015      3,170     3,245      3,270
   Research and development                218        270        401       449        541        524       590        489
                                        -----------------------------------------------------------------------------------
Income from operations                     746        347        455       287        868        845       935        845
Interest expense (income), net              74         85        157       211        206        188       219        (81)
                                        -----------------------------------------------------------------------------------
Income before income taxes                 672        262        298        76        662        657       716        926
Provision for income taxes                 150         58         66        17        198        264       250        248
                                        -----------------------------------------------------------------------------------
     Net income                        $   522    $   204    $   232   $    59    $   464    $   393   $   466    $   678
---------------------------------------------------------------------------------------------------------------------------

                                       March 31,  June 30,   Sept. 30, Dec. 31,   March 31,  June 30,  Sept. 30,  Dec. 31,
Quarters Ended                           1995       1995       1995      1995       1996       1996      1996       1996
---------------------------------------------------------------------------------------------------------------------------
Sales:
   Core                                   71.5%      76.1%      77.1%      81.0%     80.3%      83.3%      80.6%     83.6%
   Bulk                                   28.5       23.9       22.9       19.0      19.7       16.7       19.4      16.4
                                         ----------------------------------------------------------------------------------
Total sales                              100.0%     100.0%     100.0%     100.0%    100.0%     100.0%     100.0%    100.0%
Cost of sales                             52.1       50.3       47.0       46.5      46.2       45.6       46.0      44.7
                                         ----------------------------------------------------------------------------------
Gross profit                              47.9       49.7       53.0       53.5      53.8       54.4       54.0      55.3
   Selling, general
     and administrative                   33.6       40.1       40.6       43.0      36.7       38.0       36.7      39.3
   Research and development                3.2        4.2        5.8        6.4       6.6        6.3        6.7       5.9
                                         ----------------------------------------------------------------------------------
Income from operations                    11.1        5.4        6.6        4.1      10.5       10.1       10.6      10.1
Interest expense (income), net             1.1        1.3        2.3        3.0       2.5        2.2        2.5      (1.0)
                                         ----------------------------------------------------------------------------------
Income before income taxes                10.0        4.1        4.3        1.1       8.0        7.9        8.1      11.1
Provision for income taxes                 2.2        0.9        0.9        0.3       2.4        3.2        2.8       3.0
                                         ----------------------------------------------------------------------------------
     Net income                            7.8%       3.2%       3.4%       0.8%      5.6%       4.7%       5.3%      8.1%
---------------------------------------------------------------------------------------------------------------------------

The Company's quarterly operating results may vary significantly from quarter to quarter as a result of a number of factors including new product offerings, new editions of existing catalogs, introduction of additional specialty catalogs and bulk sales. The Company's bulk sales business fluctuates more and is less predictable than its core business, and the uncertain timing and volatility of bulk sales has in the past and may continue in the future to materially affect the Company's business, financial condition and results of operations. Other factors which may affect quarterly operating results include the timing of the U.S. Government approval of the NIH budget, lower European and academic sales during the summer months and various holiday breaks and fluctuations in weather. The Company's current and planned expense levels are based in part upon its expectations as to future revenues. Consequently, if revenues in a particular quarter do not meet expectations, the Company may not be able to adequately adjust operating expenses to compensate for the shortfall. Operating results may therefore vary significantly from quarter to quarter and will not necessarily be indicative of results in subsequent periods.

MANAGEMENT'S DISCUSSION CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $2.0 million of cash from operating activities in each of 1996 and 1995 and used $29,000 of cash in 1994. Cash provided from operating activities in 1996 resulted from positive operating results, adjusted for non-cash charges including depreciation and amortization, offset primarily by catalog costs capitalized in other assets and increases in inventory and accounts receivable. Cash provided by operating activities in 1995 resulted from positive operating results, which were principally offset by catalog costs capitalized in other assets. Cash used in operating activities in 1994 was less than the net loss primarily due to the liquidation of inventories offset by increases in accounts receivable due to increased sales.

Net cash used in investing activities was $4.5 million in 1996, $6.8 million in 1995 and $1.2 million in 1994. During 1995, the Company acquired the Oncogene Research Products business in a purchase transaction requiring an investment of approximately $6.2 million. In 1996, investing activities consisted primarily of purchases and sales of short-term investments, and in 1994 investing activities consisted primarily of capital expenditures for property and equipment.

Net cash provided by financing activities was $11.9 million in 1996, $5.1 million in 1995 and $232,000 in 1994. In 1996, net cash provided by financing activities consisted of cash received from the issuance of shares of Common Stock in the Company's initial public offering, offset by payments to fully retire bank term debt. During 1995, the Company incurred $6.0 million of indebtedness, consisting primarily of borrowings from financial institutions, in connection with the purchase of the Oncogene Research Products business. In 1994, net cash provided by financing activities consisted primarily of borrowings from financial institutions offset by repayments.

The Company is a holding company, the principal assets of which are the capital stock of its subsidiaries, and has no independent means of generating operating revenues. As a holding company, the Company depends on dividends and other permitted payments from its subsidiaries, including its international subsidiaries, to meet its cash needs. The Company maintains cash balances at its various subsidiaries adequate to support local operations. The amount of foreign-sourced earnings to be repatriated to the United States is determined based upon foreign entity capitalization, local cash needs, local and U.S. tax implications and requirements for cash in the U.S. operations.

At December 31, 1996, the Company had cash, cash equivalents and short-term investments of $14.7 million and working capital of $30.2 million. The Company's U.S. subsidiary's bank credit agreement (the "Credit Facility") provides for unsecured borrowings up to a maximum of $5.0 million. At December 31, 1996, $5.0 million was available under the Credit Facility, which expires in June 1998.

The Company believes that its existing capital resources will be sufficient to fund its operations for at least the next two years. If, however, the Company were to undertake a significant acquisition or if working capital or other capital requirements are greater than currently anticipated, the Company could be required to seek additional funds through increased credit facilities or sales of equity, debt or convertible securities. There can be no assurance that additional financing will be available or that, if available, the financing will be on terms favorable to the Company and its stockholders.


FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are and will be discussed in the Company's Annual Report on Form 10-K and the Company's periodic and other filings made with the Securities and Exchange Commission.

                          CONSOLIDATED BALANCE SHEETS

December 31,                                                                           1995                      1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                       $ 1,203,000                $10,591,000
   Short-term investments                                                                   --                  4,113,000
   Accounts receivable, trade, net of allowance for doubtful
     accounts of $472,000 in 1995 and $341,000 in 1996                               4,099,000                  4,487,000
   Inventories                                                                      14,443,000                 14,733,000
   Other current assets                                                                476,000                  2,436,000
                                                                                 ------------------------------------------
Total current assets                                                                20,221,000                 36,360,000
Property and equipment, net                                                          4,030,000                  3,688,000
Intangible assets, net                                                               6,067,000                  4,836,000
Other assets                                                                           879,000                  1,378,000
                                                                                 ------------------------------------------
Total assets                                                                       $31,197,000                $46,262,000
                                                                                 ------------------------------------------
Liabilities and stockholders' equity (deficit)
Current liabilities:
   Accounts payable, trade                                                         $ 1,491,000               $  2,303,000
   Accrued expenses                                                                  1,556,000                  1,906,000
   Other current liabilities                                                           583,000                  1,920,000
   Current portion of long-term debt                                                 1,167,000                         --
                                                                                 ------------------------------------------
Total current liabilities                                                            4,797,000                  6,129,000
Long-term debt, net of current portion                                               7,000,000                         --
Other liabilities                                                                    1,601,000                  1,233,000
Commitments
Redeemable preferred stock                                                          18,343,000                         --
Stockholders' equity (deficit):
   Preferred stock, $.01 par value; 5,000,000 shares authorized,
     none issued and outstanding                                                            --                         --
   Common stock, $.01 par value; 30,000,000 shares authorized, 1,058,065
     shares in 1995 and 5,152,587 shares in 1996 issued and outstanding                 11,000                     52,000
   Additional paid-in capital                                                          255,000                 38,736,000
   Accumulated deficit                                                              (2,064,000)                   (63,000)
   Foreign currency translation adjustment                                           1,254,000                    271,000
   Note receivable from common stockholder                                                  --                    (96,000)
                                                                                  -----------------------------------------
Total stockholders' equity (deficit)                                                  (544,000)                38,900,000
                                                                                  -----------------------------------------
Total liabilities and stockholders' equity                                         $31,197,000                $46,262,000
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


Years Ended December 31,                                         1994                    1995                    1996
---------------------------------------------------------------------------------------------------------------------------
Sales                                                         $24,188,000             $26,966,000             $33,725,000
Cost of sales                                                  13,183,000              13,185,000              15,388,000
                                                             --------------------------------------------------------------
Gross profit                                                   11,005,000              13,781,000              18,337,000
Operating expenses:
   Selling, general and administrative                         10,343,000              10,608,000              12,700,000
   Research and development                                       736,000               1,338,000               2,144,000
                                                             --------------------------------------------------------------
       Total operating expenses                                11,079,000              11,946,000              14,844,000
Income (loss) from operations                                     (74,000)              1,835,000               3,493,000
Interest expense, net                                             326,000                 527,000                 532,000
                                                             --------------------------------------------------------------
Income (loss) before income taxes                                (400,000)              1,308,000               2,961,000
Provision for income taxes                                         62,000                 291,000                 960,000
                                                             --------------------------------------------------------------
       Net income (loss)                                     $   (462,000)            $ 1,017,000             $ 2,001,000
                                                             --------------------------------------------------------------
Net income (loss) per share                                  $       (.14)            $       .30             $       .50
                                                             --------------------------------------------------------------
Shares used in per share computations                           3,328,000               3,422,000               3,995,000
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

           Consolidated Statements of Stockholder's Equity (Deficit)

                                                                                                    Note
                                                                                       Foreign   receivable
                                                         Additional                   currency      from
                                       Common stock        paid-in     Accumulated   translation   common
                                    Shares     Amount      capital       deficit     adjustment  stockholder     Total
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993       1,044,309   $11,000  $    430,000   $(2,619,000)   $(101,000)  $(12,000)   $(2,291,000)
   Forgiveness of stockholder
     note receivable                      --        --            --            --           --      6,000          6,000
   Exercise of stock options          16,561        --         7,000            --           --         --          7,000
   Net loss                               --        --            --      (462,000)          --         --       (462,000)
   Translation adjustment                 --        --            --            --      687,000         --        687,000
                                  -----------------------------------------------------------------------------------------
Balance at December 31, 1994       1,060,870    11,000       437,000    (3,081,000)     586,000     (6,000)    (2,053,000)
   Forgiveness of stockholder
     note receivable                      --        --            --            --           --      6,000          6,000
   Repurchase of stock               (59,726)       --      (206,000)           --           --         --       (206,000)
   Exercise of stock options          56,922        --        24,000            --           --         --         24,000
   Net income                             --        --            --     1,017,000           --         --      1,017,000
   Translation adjustment                 --        --            --            --      668,000         --        668,000
                                  -----------------------------------------------------------------------------------------
Balance at December 31, 1995       1,058,066    11,000       255,000    (2,064,000)   1,254,000         --       (544,000)
   Exercise of stock options,
     including tax benefit             1,893     1,000         5,000            --           --         --          6,000
   Issuance of note receivable
     for common stock                 28,390        --        96,000            --           --    (96,000)            --
   Sale of common stock net of
     issuance costs of $2,923,000  1,840,000    18,000    20,059,000            --           --         --     20,077,000
   Conversion of preferred stock   2,224,238    22,000    18,321,000            --           --         --     18,343,000
   Net income                             --        --            --     2,001,000           --         --      2,001,000
   Translation adjustment                 --        --            --            --     (983,000)        --       (983,000)
                                  -----------------------------------------------------------------------------------------
Balance at December 31, 1996       5,152,587   $52,000   $38,736,000   $   (63,000)   $ 271,000   $(96,000)   $38,900,000
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

                     Consolidated Statements of Cash Flows


Years Ended December 31,                                         1994                    1995                     1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                             $  (462,000)            $ 1,017,000             $ 2,001,000
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operations:
   Depreciation and amortization                                1,448,000               1,856,000               1,877,000
   Additions to inventory reserve                                 192,000                 317,000                 310,000
   Additions (reductions) to allowance for doubtful accounts      217,000                (129,000)                 10,000
   Loss on disposal of property and equipment                       2,000                  10,000                   5,000
   Forgiveness of note receivable from stockholder                150,000                 150,000                      --
   Changes in assets and liabilities:
     Accounts receivable, trade                                  (327,000)               (409,000)               (599,000)
     Inventories                                                  709,000                (370,000)             (1,325,000)
     Other current assets                                         (12,000)                329,000                (842,000)
     Deferred income taxes                                         42,000                  26,000                (242,000)
     Other assets                                                (475,000)             (1,153,000)             (1,102,000)
     Accounts payable, trade                                     (784,000)                148,000                 910,000
     Accrued expenses                                            (436,000)                781,000                 365,000
     Other current liabilities                                   (655,000)               (590,000)              1,300,000
     Other liabilities                                            362,000                   9,000                (643,000)
                                                              -------------------------------------------------------------
Net cash provided by (used in) operating activities               (29,000)              1,992,000               2,025,000
INVESTING ACTIVITIES
Purchases of property and equipment                            (1,436,000)               (805,000)               (369,000)
Proceeds from sale of property and equipment                       51,000                  22,000                   5,000
Purchase of business                                                   --              (6,213,000)                     --
Purchase of short-term investments                                     --                      --              (4,829,000)
Sale of short-term investments                                         --                      --                 716,000
Other                                                             154,000                 150,000                      --
                                                              -------------------------------------------------------------
Net cash used in investing activities                          (1,231,000)             (6,846,000)             (4,477,000)
                                                              -------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from lines of credit                                     258,000                 809,000               1,025,000
Payments on lines of credit                                       (33,000)             (1,404,000)             (1,025,000)
Proceeds from long-term debt                                    2,500,000               8,500,000                      --
Payments on long-term debt                                     (2,500,000)             (2,500,000)             (8,167,000)
Proceeds from sale of common stock                                  7,000                  24,000              20,083,000
Payments for repurchase of stock                                       --                (326,000)                     --
                                                              -------------------------------------------------------------
Net cash provided by financing activities                         232,000               5,103,000              11,916,000
                                                              -------------------------------------------------------------
Effect of exchange rate changes on cash                           124,000                  19,000                 (76,000)
                                                              -------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (904,000)                268,000               9,388,000
Balance at beginning of year                                    1,839,000                 935,000               1,203,000
                                                              -------------------------------------------------------------
Balance at end of year                                        $   935,000             $ 1,203,000            $ 10,591,000
                                                              -------------------------------------------------------------
Supplemental cash flow information:
   Interest paid during the year                              $   316,000             $   548,000            $    747,000
                                                              -------------------------------------------------------------
   Income taxes paid during the year                          $    86,000             $   313,000            $     67,000
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   DECEMBER 31, 1996

1. Organization and Summary of Significant Accounting Policies

ORGANIZATION
CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company's products include biochemical and biological reagents, antibodies, assays and research kits which it sells principally through its general and specialty catalogs under its well established brand names, including Calbiochem, Novabiochem and Oncogene Research Products. With over 7,800 products, the Company offers scientists the convenience of obtaining from a single source both innovative and fundamental research products, many of which are instrumental to research in areas such as cancer, cardiovascular disease, Alzheimer's and AIDS.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
For purposes of financial statement preparation, the Company considers all demand deposits with banks or other financial institutions and investments with initial maturities of three months or less at the date of purchase as cash equivalents.

CONCENTRATION OF CREDIT RISK AND REVENUE RECOGNITION
The Company deposits its cash in financial institutions. At times, such deposits may be in excess of insured limits. To date, the Company has not experienced any losses on its cash investments.

The Company records revenue upon shipment. Accounts receivable are derived from sales which are generally for small amounts and denominated in various currencies. The Company grants credit to its customers based on an evaluation of the customer's financial condition and collateral is generally not required. Management believes the allowance for doubtful accounts is sufficient to provide for any future losses. Credit losses have traditionally been minimal and within management's expectations.

SHORT-TERM INVESTMENTS
The Company has classified its investments as available-for-sale and accordingly carries them at fair value. Unrealized holding gains or losses, if any, net of tax, on these securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method.

INVENTORIES
Inventories are maintained to support customer deliveries worldwide, often on a next-day or second-day basis, of many sizes and quantities of each brand of catalog item. Based upon economic production runs for certain products, the Company from time to time manufactures quantities of product in excess of a one-year supply. Inventories are valued at the lower of cost (first-in, first-out basis) or market, with costs including material, labor and manufacturing overhead.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation is provided under the straight-line method over 3 to 5 years for equipment and office fixtures and over the shorter of the remaining lease life or 15 years for leasehold improvements.

IMPAIRMENT OF LONG-LIVED ASSETS
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") regarding the impairment of long-lived assets, identifiable intangibles and goodwill related to those assets. SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company adopted this standard effective January 1, 1996 and such adoption did not have a material effect on the Company's financial position or results of operations.

DEFERRED CHARGES
In accordance with Statement of Position No. 93-7, the Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, the costs of which are capitalized and amortized into advertising expense over the expected period of future benefits which varies from one to two years.

Direct-response advertising consists of costs relating to the preparation, printing and distribution of the Company's product catalogs. The capitalized costs of direct-response advertising are included in other assets.

STOCK OPTIONS
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

FOREIGN CURRENCY TRANSLATION
The financial statements of foreign subsidiaries are translated to U.S. dollars. All assets and liabilities are translated at year end exchange rates, and stockholders' equity is translated at historical exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Sales and expense transactions are translated at average exchange rates. Foreign currency transaction gains and losses were not material during any of the three years in the period ended December 31, 1996.

NET INCOME (LOSS) PER SHARE
For periods subsequent to the completion of the Company's initial public offering of common stock ("IPO") in October 1996, net income (loss) per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented. Common share equivalents result from outstanding options and warrants to purchase common stock. For loss periods, common share equivalents were not included in computing net loss per share since the effect would have been antidilutive. For periods prior to the IPO, net income (loss) per share is computed pursuant to the requirements of the Securities and Exchange Commission which require that common stock issued during the twelve months immediately preceding the IPO, plus the number of equivalent shares of common stock granted or issued during the same period, be included in the calculation of shares used in computing net income
(loss) per share as if these shares were outstanding for all periods presented (using the treasury stock method and the assumed initial public offering price). In addition, the calculation of the shares used in computing net income (loss) per share also gives effect to the conversion and exchange of the shares of preferred stock upon completion of the IPO using the if-converted method from the original date of issuance.

CN BIOSCIENCES, INC.

2. ACQUISITION

On August 1, 1995, the Company acquired certain assets and assumed certain liabilities of the Oncogene Research Products Business ("ORP") of Oncogene Science, Inc., a biopharmaceutical company, in exchange for $5,932,000 in cash plus acquisition costs of $281,000. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. This allocation resulted in $4,335,000 of costs in excess of net assets acquired which is being amortized over 15 years. ORP's results of operations have been included in the consolidated results of the Company from August 1, 1995.

The ORP purchase price allocation is summarized as follows:


--------------------------------------------------------------------------------------------------------------------
         Inventories                                                                                  $1,507,000
         Property and equipment                                                                          350,000
         Other current assets                                                                            121,000
         Costs in excess of net assets acquired                                                        4,335,000
                                                                                                    ----------------
         Total assets                                                                                  6,313,000
         Liabilities assumed                                                                            (100,000)
                                                                                                    ----------------
         Net assets acquired                                                                          $6,213,000
--------------------------------------------------------------------------------------------------------------------


The following unaudited pro forma information presents the combined results of operations of the Company and ORP for the years ended December 31, 1994 and 1995 as though the acquisition had occurred January 1, 1994. The unaudited pro forma information is included for comparative purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisition been made on the date indicated or of future results of the combined companies.

         Years Ended December 31,                                               1994                    1995
---------------------------------------------------------------------------------------------------------------------------
         Net sales                                                           $28,908,000             $29,937,000
         Net income (loss)                                                      (332,000)                979,000
         Net income (loss) per share                                         $      (.10)            $       .29
---------------------------------------------------------------------------------------------------------------------------



3. FINANCIAL STATEMENT DETAILS

Short-term investments of the Company are classified as available-for-sale and are stated at amortized cost which approximates market value. There were no significant unrealized or realized gains or losses related to such securities as of December 31, 1996. The Company's available-for-sale securities and cash equivalents consist entirely of state and municipal debt securities and mature at various dates through 1998.

INVENTORIES

         December 31,                                                           1995                     1996
------------------------------------------------------------------------------------------------------------------
         Finished products                                                   $13,987,000             $13,777,000
         Semi-finished products, raw materials and supplies                    3,958,000               4,131,000
         Work-in-progress                                                        415,000                 525,000
                                                                            --------------------------------------
                                                                              18,360,000              18,433,000
         Reserves for excess materials                                        (3,917,000)             (3,700,000)
                                                                            --------------------------------------
                                                                             $14,443,000             $14,733,000
------------------------------------------------------------------------------------------------------------------

CN BIOSCIENCES, INC.

OTHER CURRENT ASSETS
         December 31,                                                             1995                   1996
---------------------------------------------------------------------------------------------------------------------------
         Deferred income taxes                                                 $  82,000              $1,211,000
         Other                                                                   394,000               1,225,000
                                                                              ---------------------------------------------
                                                                                $476,000              $2,436,000
---------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
         December 31,                                                            1995                    1996
---------------------------------------------------------------------------------------------------------------------------
         Equipment and office fixtures                                        $6,365,000              $6,581,000
         Leasehold improvements                                                1,131,000               1,165,000
                                                                             ----------------------------------------------
                                                                               7,496,000               7,746,000
         Accumulated depreciation                                             (3,466,000)             (4,058,000)
                                                                             ----------------------------------------------
                                                                              $4,030,000              $3,688,000
---------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS
         December 31,                                                            1995                    1996
---------------------------------------------------------------------------------------------------------------------------
         Goodwill                                                             $6,561,000              $5,707,000
         Accumulated amortization                                               (494,000)               (871,000)
                                                                             ----------------------------------------------
                                                                              $6,067,000              $4,836,000
---------------------------------------------------------------------------------------------------------------------------

Goodwill represents the excess of the purchase price over the fair market value of assets acquired, and is being amortized over 15 to 25 years. In 1995 and 1996, the Company reduced the value of goodwill by $150,000 and $854,000 respectively, based on the recognition of certain deferred tax assets which had previously been considered unrealizable. Amortization of goodwill for the years ended December 31, 1994, 1995 and 1996 was $100,000, $215,000, and $377,000,
respectively.

OTHER ASSETS

         December 31,                                                             1995                   1996
---------------------------------------------------------------------------------------------------------------------------
         Capitalized direct-response advertising                                $171,000              $  842,000
         Other                                                                   708,000                 536,000
                                                                               --------------------------------------------
                                                                                $879,000              $1,378,000
---------------------------------------------------------------------------------------------------------------------------

Amortization of capitalized direct-response advertising for the years ended December 31, 1994, 1995 and 1996 was $400,000, $714,000 and $551,000,
respectively.


4. BANK DEBT

The Company's U.S. subsidiary's credit agreement with a commercial bank provides for unsecured borrowings under a revolving line of credit up to a maximum of $5,000,000 which expires in June 1998. The facility provides that the Company can elect that borrowings bear interest at the bank's prime rate or LIBOR plus 2.35% (8.25% at December 31, 1996). There were no borrowings outstanding under this facility at December 31, 1996.

Interest expense charged against operations for the years ended December 31, 1994, 1995 and 1996 was $349,000, $574,000 and $717,000, respectively.

5. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

REDEEMABLE PREFERRED STOCK
Upon consummation of the Company's IPO, the holder of the 4,001 outstanding shares of Series A preferred stock converted such shares into 788,814 shares of Class A common stock which was subsequently converted into 788,814 shares of common stock, and the holders of the 179,428 outstanding shares of Series B preferred stock exchanged such shares of Series B preferred stock for 1,435,424 shares of common stock.

CLASS A COMMON STOCK
In January 1995, the Company authorized 500,000 shares, $.01 par value, of nonvoting Class A common stock and in July 1996, increased the number of such authorized shares to 800,000. Each share of Class A common stock is convertible into one fully paid and nonassessable share of voting common stock at any time at the election of the holder subject to certain terms and conditions. In December 1996, the holder of the 788,814 outstanding shares of Class A common stock converted such shares into 788,814 shares of common stock. At December 31, 1996, 11,186 shares of Class A common stock were available to be issued.

STOCK OPTION PLANS
The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's Amended and Restated 1992 Stock Option Plan has authorized the grant of options to employees, directors and consultants of the Company for up to 835,000 shares of the Company's common stock. Options granted have 5 to 10 year terms and vest and become fully exercisable 4 to 5 years from the date of grant.

A summary of the Company's stock option activity and related information is as follows:

         Years Ended December 31,                     1994                    1995                    1996
---------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                Weighted                Weighted
                                                          Average                 Average                 Average
                                                         Exercise                Exercise                Exercise
                                                Options    Price        Options    Price       Options     Price
---------------------------------------------------------------------------------------------------------------------------
         Outstanding-- beginning of year        382,984    $.42         379,672    $.42         395,334 $    .45
           Granted                               23,659     .42         101,732     .54         244,600    16.50
           Exercised                            (16,561)    .42         (56,922)    .42          (1,893)     .42
           Forfeited                            (10,410)    .42         (29,148)    .42          (2,716)    3.05
                                              -----------------------------------------------------------------------------
         Outstanding-- end of year              379,672    $.42         395,334    $.45         635,325  $  6.62
                                              -----------------------------------------------------------------------------
         Exercisable-- end of year               94,137    $.42         125,153    $.42         214,211 $    .43
---------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1996 ranged from $.42 to $16.50. The weighted-average remaining contractual life of those options is approximately 5 years.

At December 31, 1996, options for 117,675 shares were available for future grant. At December 31, 1996, 756,028 shares of common stock were reserved for future issuance related to stock options and warrants.

Pro forma information regarding net income and net income per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.8% to 6.8% and 5.4% to 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0 and .3853; and a weighted-average life of the option of 4.5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows:

                                                                         1995                    1996
--------------------------------------------------------------------------------------------------------
 Pro forma net income                                                 $1,014,000              $1,915,000
                                                                      ----------------------------------
 Pro forma net income per share                                       $      .30              $      .48
                                                                      ----------------------------------
 Weighted-average fair value of options granted during the year       $      .15              $     8.74
--------------------------------------------------------------------------------------------------------

WARRANTS
During 1995, the Company issued a warrant to purchase 3,028 shares of the Company's common stock at $1.06 per share. The value of the warrant on the date of issuance was not considered significant. The warrant is currently exercisable and expires in July 2000.


6. TRANSACTIONS WITH EMPLOYEE/STOCKHOLDERS

In 1993, the Company entered into an employment agreement with the Chairman and Chief Executive Officer of the Company. As part of this agreement, the Company granted an option to purchase 110,249 shares of common stock at $.42 per share. The options vest over four years and expire in January 1998. In addition, the Company issued 44,100 shares of common stock at $.42 per share and 4,377 shares of Series B preferred stock at $100 per share in exchange for $4,000 in cash and a note for $452,000. The note bears interest at 8% per annum, payable annually. Amounts forgiven in 1993, 1994 and 1995 related to this note, charged to current operations, were $152,000, $150,000 and $150,000, respectively.

Effective June 9, 1995, an officer/stockholder of the Company resigned and, in connection therewith in October 1995, the Company entered into an agreement to reacquire 59,726 shares of common stock at a price of $3.4515 per share and 1,199 shares of Series B preferred stock at a price of $100 per share, resulting in a total cost of $326,000. The cost of the reacquired shares was applied against preferred stock ($120,000) and paid-in-capital ($206,000).

In January 1996, the Company sold 28,390 shares of common stock to an officer of the Company in exchange for a note receivable of $96,000 bearing interest at 5.65%.

CN BIOSCIENCES, INC.

7. INCOME TAXES

The significant components of the provision (benefit) for income taxes are as follows:

         Years Ended December 31,                         1994                    1995                    1996
         --------------------------------------------------------------------------------------------------------
         Current:
           Federal                                       $17,000                $ 52,000                 $714,000
           State                                           2,000                  17,000                   52,000
                                                         --------------------------------------------------------
                                                          19,000                  69,000                  766,000
         Deferred:
           Federal                                        43,000                 139,000                 (277,000)
           State                                              --                  36,000                 (110,000)
                                                         --------------------------------------------------------
                                                          43,000                 175,000                 (387,000)
                                                         --------------------------------------------------------
         Total Federal and State                          62,000                 244,000                  379,000
         Foreign                                              --                  47,000                  581,000
                                                         --------------------------------------------------------
                                                         $62,000                $291,000                 $960,000
         --------------------------------------------------------------------------------------------------------


Temporary differences and carryforwards which give rise to a significant portion of the net deferred tax asset included in the accompanying consolidated balance sheets at December 31, 1995 and 1996 are shown below. As of December 31, 1995 and 1996, a valuation allowance of $3,296,000 and $2,389,000, respectively, had been recognized as an offset to the deferred tax assets related to the jurisdictions in which realization of such assets is uncertain.

         Years Ended December 31,                                                1995                    1996
         -------------------------------------------------------------------------------------------------------
         Deferred tax assets:
           Inventory reserves                                                $   548,000             $   472,000
           Accounts receivable reserves                                           65,000                  62,000
           Net operating losses                                                2,397,000               2,336,000
           Deferred rent                                                         102,000                 148,000
           Other                                                                 283,000                 801,000
                                                                             -----------------------------------
                                                                               3,395,000               3,819,000
           Valuation allowances                                               (3,296,000)             (2,389,000)
                                                                             -----------------------------------
                                                                                  99,000               1,430,000
         Deferred tax liabilities:
           Depreciation                                                          (15,000)               (157,000)
           Other                                                                       --                (92,000)
                                                                             -----------------------------------
                                                                                 (15,000)               (249,000)
                                                                             -----------------------------------
         Net deferred tax assets                                                 $84,000              $1,181,000
         -------------------------------------------------------------------------------------------------------

CN BIOSCIENCES, INC.

Income tax expense differs from the amount obtained by applying the statutory federal income tax rate to earnings before tax as follows:

         Years Ended December 31,                                  1994                1995              1996
         --------------------------------------------------------------------------------------------------------
         Provision at federal statutory rate                     $(136,000)          $445,000          $1,007,000
         State income taxes, net of federal benefit                  1,000             56,000              91,000
         Nondeductible expenses, including amortization
           of costs in excess of net assets acquired                63,000             71,000              42,000
         Change in valuation allowance, net of write-offs
           and adjustments                                         134,000           (298,000)           (113,000)
         Other, net                                                     --             17,000             (67,000)
                                                                  -----------------------------------------------
         Total income tax expense                                 $ 62,000           $291,000            $960,000
         --------------------------------------------------------------------------------------------------------

At December 31, 1996, the Company had state net operating loss carryforwards of approximately $211,000 which begin to expire in 1998 unless previously utilized. The Company also had approximately $1,641,000 and $258,000 of foreign net operating losses in Germany and the United Kingdom, respectively, which are available indefinitely. Additionally, the Company has approximately $6,492,000 and $5,727,000 of net operating losses for Swiss Federal and Cantonal purposes, respectively, which will begin to expire in 2000 and 1997, respectively, unless previously utilized.


8. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under various operating leases. Lease expense on the facilities and equipment for the years ended December 31, 1994, 1995 and 1996 was $1,157,000, $1,126,000 and $1,640,000,
respectively.

The Company is party to a fifteen year lease agreement for premises which were first occupied during 1993. The Company has two options to extend the term of the lease for five years each.

In addition, the Company leases certain equipment under capital leases. Cost and accumulated amortization of equipment under capital leases at December 31, 1995 were approximately $1,514,000 and $587,000, respectively, and at December 31, 1996 were $1,491,000 and $359,000, respectively. Amortization of assets held under capital leases is included with depreciation expenses.

Future annual minimum payments under the operating and capital leases as of December 31, 1996 are as follows:

                                                       Operating                 Capital
                                                        Leases                   Leases
         -------------------------------------------------------------------------------
         1997                                        $ 1,486,000                $425,000
         1998                                          1,350,000                 232,000
         1999                                          1,144,000                 181,000
         2000                                          1,125,000                  80,000
         2001                                          1,112,000                  24,000
         Thereafter                                    6,465,000                      --
                                                     -----------------------------------
                                                     $12,682,000                 942,000
         Less amounts representing interest          -----------                (137,000)
                                                                                --------
         Present value of future minimum lease payments                          805,000
         Less current portion (included in other current liabilities)           (369,000)
                                                                                --------
         Capital lease obligation, net of current portion
           (included in other liabilities)                                      $436,000
         -------------------------------------------------------------------------------

9. CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one business segment, the development, production, marketing and distribution of a broad array of products used in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. No single customer accounted for more than 10% of total revenue during any of the three years in the period ended December 31, 1996. United States export sales, principally to Europe and Asia, aggregated $2,524,000, $4,429,000 and $6,812,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

Information with respect to the Company's operations by significant geographic area is set forth below. Transfers between geographic areas have been shown at the agreed upon transfer price, computed by applying discount percentages to local currency list prices. All transactions denominated in foreign currency have been translated at the average exchange rate during the period.

                                                                                                      Consolidated
         Year Ended December 31, 1994 (in thousands) United States  Europe      Other      Eliminations   Total
---------------------------------------------------------------------------------------------------------------------------
         Sales to unaffiliated customers              $12,554      $ 9,329      $2,305      $    --      $24,188
         Transfers between geographic areas             2,996        3,581         701       (7,278)          --
                                                     ----------------------------------------------------------------------
         Total revenue                                $15,550      $12,910      $3,006      $(7,278)     $24,188
                                                     ----------------------------------------------------------------------
         Income (loss) before income taxes            $  (251)     $  (126)     $   67      $   (90)     $  (400)
                                                     ----------------------------------------------------------------------
         Identifiable assets                          $15,624      $ 8,315      $  395      $  (839)     $23,495
---------------------------------------------------------------------------------------------------------------------------

                                                                                                      Consolidated
         Year Ended December 31, 1995 (in thousands) United States  Europe      Other      Eliminations  Total
---------------------------------------------------------------------------------------------------------------------------
         Sales to unaffiliated customers              $13,202      $11,353      $2,411      $    --      $26,966
         Transfers between geographic areas             3,735        4,435         339       (8,509)          --
                                                     ----------------------------------------------------------------------
         Total revenue                                $16,937      $15,788      $2,750      $(8,509)     $26,966
                                                     ----------------------------------------------------------------------
         Income before income taxes                   $   211      $ 1,058      $   36      $     3      $ 1,308
                                                     ----------------------------------------------------------------------
         Identifiable assets                          $22,557      $ 8,978      $  482      $  (820)     $31,197
---------------------------------------------------------------------------------------------------------------------------

                                                                                                      Consolidated
         Year Ended December 31, 1996 (in thousands) United States  Europe      Other      Eliminations   Total
---------------------------------------------------------------------------------------------------------------------------
         Sales to unaffiliated customers              $17,298      $12,946      $3,481    $      --      $33,725
         Transfers between geographic areas             5,139        4,999         450      (10,588)          --
                                                     ----------------------------------------------------------------------
         Total revenue                                $22,437      $17,945      $3,931     $(10,588)     $33,725
                                                     ----------------------------------------------------------------------
         Income before income taxes                   $ 1,373      $ 1,555      $   33     $     --      $ 2,961
                                                     ----------------------------------------------------------------------
         Identifiable assets                          $37,914      $ 8,926      $  453     $ (1,031)     $46,262
---------------------------------------------------------------------------------------------------------------------------


10. EMPLOYEE BENEFIT PLAN

The Company sponsors a Defined Contribution Plan which covers substantially all domestic employees who meet certain age requirements. Employees may contribute up to 15% of their compensation per year (subject to a maximum limit imposed by federal tax law). The Company may make matching contributions equal to a maximum of 30% of each participant's contribution per year. The contributions charged to operations for the years ended December 31, 1994, 1995 and 1996 were $31,000, $67,000 and $87,000, respectively.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders

CN Biosciences, Inc.



We have audited the accompanying consolidated balance sheets of CN Biosciences, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CN Biosciences, Inc. at December 31, 1995 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


San Diego, California
February 21, 1997

STOCK LISTING

CN Biosciences, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol CNBI.

PRICE RANGE OF COMMON STOCK

As of March 3, 1997 there were approximately 22 holders of record of the Company's common stock and 5,154,953 shares of common stock outstanding. No cash dividends have been paid on the common stock since the Company's inception, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company is a guarantor of its U.S. subsidiary's bank credit agreement, which restricts the payment of cash dividends by the Company.

The following table presents the high and low sales prices as quoted by NASDAQ:

1996                    High            Low
----------------       ------         -------
10/2/96-12/31/96       $18.50         $12.75

                            [Inside Back Cover Page]