Form 10-K405, Exhibit 13
period 1997-12-31
CN BIOSCIENCES INC
filed 1998-03-12
CIK 1018371

                                                                      EXHIBIT 13


                                                                    CONSOLIDATED
                                                                       FINANCIAL
                                                                     INFORMATION

                                            SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                        Years Ended December 31,
                                                                   ----------------------------------------------------------------
(in thousands, except per share data)                                1993          1994          1995           1996          1997
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Sales                                                              $ 22,771      $ 24,188      $ 26,966      $ 33,725      $ 39,445
Cost of sales                                                        14,195        13,183        13,185        15,388        17,883
                                                                   ----------------------------------------------------------------
Gross profit                                                          8,576        11,005        13,781        18,337        21,562
Operating expenses:
  Selling, general and administrative                                10,292        10,343        10,608        12,700        13,871
  Research and development                                              462           736         1,338         2,144         2,567
  Write off of in-process technology                                     --            --            --            --         6,800
                                                                   ----------------------------------------------------------------
Total operating expenses                                             10,754        11,079        11,946        14,844        23,238
                                                                   ----------------------------------------------------------------
Income (loss) from operations                                        (2,178)          (74)        1,835         3,493        (1,676)
Interest income (expense), net                                         (170)         (326)         (527)         (532)          594
                                                                   ----------------------------------------------------------------
Income (loss) before income taxes                                    (2,348)         (400)        1,308         2,961        (1,082)
Provision for income taxes                                             (195)           62           291           960         1,898
                                                                   ----------------------------------------------------------------
Net income (loss)                                                  $ (2,153)     $   (462)     $  1,017      $  2,001      $ (2,980)
                                                                   ================================================================
  Net income (loss) per share:
    Basic                                                          $   (.66)     $   (.14)     $    .31      $    .54      $   (.55)
    Diluted                                                        $   (.66)     $   (.14)     $    .30      $    .50      $   (.55)
  Shares used in per share computations
    Basic                                                             3,278         3,288         3,301         3,709         5,436
    Diluted                                                           3,278         3,288         3,385         3,969         5,436
  Net income excluding write off of in
   process technology                                                                                                      $  3,820
  Net income (loss) excluding write off of in                                                                              ========
   process technology per share:
    Basic                                                                                                                  $    .70
    Diluted                                                                                                                $    .67
  Shares used in per share computations
    Basic                                                                                                                     5,436
    Diluted                                                                                                                   5,737

====================================================================================================================================
December 31,                  (in thousands)                       1993           1994           1995           1996          1997
                                                                 --------       --------       --------       --------      --------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments                                         $  1,839       $    935       $  1,203       $ 14,704      $ 17,692
Working capital                                                    12,946         13,017         15,424         30,231        26,975
Total assets                                                       24,046         23,495         31,197         46,262        60,411
Long-term debt and other obligations,
  net of current portion                                            2,834          3,266          8,601          1,233         3,565
Redeemable preferred stock                                         18,175         18,319         18,343             --            --
Stockholders' equity (deficit)                                     (2,291)        (2,053)          (544)        38,900        39,106
====================================================================================================================================

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

In August 1995, the Company expanded its immunochemical and molecular biology capabilities with the purchase of the Oncogene Research Products business from Oncogene Science, Inc. (now known as OSI Pharmaceuticals, Inc., "OSI") for $6.2 million cash, which was funded by bank debt. Assets acquired included primarily inventory and property and equipment. Approximately 30 employees, including four holding Ph.D.s, all of whom were previously employed by OSI in the Oncogene Research Products business, joined the Company upon the consummation of the acquisition. The acquisition and successful integration of this business enhanced the depth and breadth of the Company's scientific resources, while providing a complementary base of products and customers.

In December 1997, the Company expanded its molecular biology capabilities with the purchase of all of the outstanding capital stock of Novagen, Inc. ("Novagen"), a privately owned company, together with all of the outstanding capital stock of its parent holding company, for a purchase price of $10.5 million cash. Assets acquired included receivables and inventory, and intangible assets including in-process technology valued at $6.8 million, which was written off effective as of the purchase date. The acquisition of this business further broadens the Company's product line and adds an important brand identity in molecular biology.

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

The Company maintains significant levels of inventory relative to its net sales in order to meet short delivery times required by researchers. In addition, products manufactured internally are made in economic batch sizes, which often represent quantities sufficient to supply more than one year of sales. The Company's products generally have a relatively long shelf life, often in excess of five years, and quality and storage conditions are continually monitored to ensure that quality products are delivered to customers. The Company regularly evaluates the level and composition of inventory through the analysis of recent sales history and forecasted product demand to ensure that inventory reserve levels are adequate to properly reflect their net realizable value. Fluctuations in inventory reserve levels, other than those related to reserves recorded in 1993 for impaired inventory described above, have not been material to the Company's financial position or results of operations.

                                                                  CN BIOSCIENCES

MANAGEMENT'S DISCUSSION CONTINUED

The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. In accordance with U.S. accounting requirements, sales denominated in foreign currencies are translated into the local functional currency and then into U.S. dollars, at an average exchange rate in effect during the period. In addition, the Company incurs manufacturing costs in Swiss Francs in connection with its Swiss operations and also incurs operating expenses in local currencies at each of its other international locations. Thus, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have, an impact on revenues and expenses reported by the Company, and such effect may be material in any individual reporting period. To the extent that the Company incurs operating expenses in local currencies at its foreign subsidiaries, the Company has a natural hedge against a portion of the possible fluctuation in foreign currency exchange rates of revenues in such currencies. Although the Company does not engage in significant amounts of foreign currency hedging transactions, the Company has, from time to time, entered into forward contracts to hedge certain of its foreign currency exposures, principally related to fixed expense commitments of its Japanese subsidiary. Additionally, the balance sheets of the Company's international subsidiaries are translated into U.S. dollars and consolidated with the balance sheets of the Company's domestic entities in accordance with U.S. accounting requirements. Changes in the U.S. dollar value of the foreign currency denominated assets are accounted for as an adjustment to stockholders' equity. Therefore, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will continue to have an impact on the foreign currency translation component of stockholders' equity reported by the Company, and such effect may be material in any individual reporting period.

In October 1996, the Company completed the initial public offering of 1,840,000 shares of Common Stock at a price of $12.50 per share. Upon the consummation of the initial public offering, (i) the outstanding shares of the Company's Series A Convertible Preferred Stock were converted into an aggregate of 788,814 shares of Class A Common Stock, which shares were subsequently converted into an equal number of shares of Common Stock, and (ii) the outstanding shares of the Company's Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares of Common Stock. In April 1997, the Company completed a follow-on public offering of 239,810 shares of Common Stock at a price of $13.50 per share. The follow-on offering also included 910,190 shares sold by a founding stockholder of the Company. The net proceeds to the Company from these offerings were $20,077,000 and $2,556,000, respectively.

RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, items from the Company's Consolidated Statements of Operations expressed as a percentage of sales.

                                                               Years Ended December 31,
                                                              ----------------------------
percentage of sales                                           1995        1996        1997
------------------------------------------------------------------------------------------
 Sales:
   Core                                                       76.5%       81.9%       82.5%
   Bulk                                                       23.5        18.1        17.5
                                                             -----------------------------
Total sales                                                  100.0       100.0       100.0
Cost of sales                                                 48.9        45.6        45.3
                                                             -----------------------------
Gross profit                                                  51.1        54.4        54.7
 Selling, general and administrative                          39.3        37.7        35.2
 Research and development                                      5.0         6.4         6.5
 Write off of in-process technology                             --          --        17.2
                                                             -----------------------------
Income (loss) from operations                                  6.8        10.3        (4.2)
Interest income (expense), net                                (2.0)       (1.6)        1.5
                                                             -----------------------------
Income (loss) before income taxes                              4.8         8.7        (2.7)
Provision for income taxes                                     1.0         2.8         4.8
                                                             -----------------------------
 Net income (loss)                                             3.8%        5.9%      (7.5)%
                                                             -----------------------------
 Net income excluding write off of in-process technology                              9.7%
                                                             =============================

MANAGEMENT'S DISCUSSION CONTINUED

Years Ended December 31, 1997 and 1996

SALES. Sales increased 17.0% to $39.4 million for 1997 from $33.7 million for 1996. This increase resulted primarily from a 17.8% increase in core product sales and an increase of 13.1% in bulk sales. Significant factors which management believes contributed to the increase in sales of core products during 1997 include the issuance of an updated Oncogene Research Products general catalog, the issuance of updated specialty catalogs in the Signal Transduction, Apoptosis and Combinatorial Chemistry niches, and the results of various other marketing programs. While bulk sales were not a particular focus of the Company, increases in 1997 were achieved primarily as a result of increases in certain customer orders of Combinatorial Chemistry compounds and large orders for other products from certain industrial customers. Gains in sales in 1997 were achieved despite a general strengthening of the U. S. dollar, which had the effect of decreasing the dollar value of sales denominated in foreign currencies recorded in 1997 by 2.7%

GROSS PROFIT. The Company's gross profit percentage increased to 54.7% for 1997 from 54.4% for 1996. This increase resulted primarily from improved margins from increased sales volume on the Company's core products offset by an increase in lower margin bulk sales. Management believes that additional factors which contributed to improvements in gross margins of the Company's core products include improved operational efficiencies due to increased volumes, and selected price increases.

SELLING, GENERAL AND ADMINISTRATIVE.Selling, general and administrative expenditures increased 9.2% to $13.9 million for 1997 from $12.7 million for 1996, and decreased to 35.2% of sales for 1997 from 37.7% in 1996. This increase resulted primarily from increased selling costs related to distribution and promotion of additional general and specialty catalogs issued in 1997, administrative salaries and costs associated with public reporting obligations and investor relations activities. The decrease in expenses as a percentage of sales was attributable to continuing improved operating efficiencies and increased sales.

RESEARCH AND DEVELOPMENT. Research and development expenditures increased 19.7% to $2.6 million for 1997 from $2.1 million for 1996, and increased to 6.5% of sales for 1997 from 6.4% in 1996. This increase resulted primarily from additional development activity related to the products for new niche offerings in Neurosciences and Glycobiology.

IN-PROCESS TECHNOLOGY In accordance with generally accepted accounting principles, the Company wrote off in process technology of $6.8 million in 1997 in connection with its acquisition of Novagen. This one-time write off represents the value of products in various stages of development as of the acquisition date, the amount of which was determined with the assistance of valuation experts.

INTEREST INCOME (EXPENSE), NET. Interest income (expense), net increased to interest income of $594,000 for 1997 from interest expense of $532,000 for 1996. The increase resulted from increased cash balances and reduced debt levels as a result of the completion of the Company's initial public and follow-on offerings of Common Stock in October 1996 and April 1997, respectively.

INCOME TAXES. Income tax expense increased to $1.9 million for 1997 from $1.0 million for 1996. The increase resulted primarily from increased profitability and increased tax rates in 1997 due to a decrease in available operating loss carryforwards, certain of which were used in prior years. The write off of in process technology in 1997 did not give rise to a tax benefit since the acquired intangible asset had no basis for tax purposes.

NET INCOME (LOSS). As a result of the above factors, the net loss for 1997 was $3.0 million compared to net income of $2.0 million for 1996. The decrease was primarily attributable to the write off of $6.8 million of in process technology related to the acquisition of Novagen in 1997 offset by positive operating results. Excluding the effect of the write off of in process technology, net income increased 90.9% to $3.8 million in 1997 from $2.0 million in 1996.

                                                                  CN BIOSCIENCES

MANAGEMENT'S DISCUSSION CONTINUED

Years Ended December 31, 1996 and 1995

SALES. Sales increased 25.1% to $33.7 million from $27.0 million for 1995. This increase resulted primarily from a 34.0% increase in core product sales, offset by a decrease in bulk sales of 3.8%. Significant factors which management believes contributed to the increase in sales of core products during 1996 included the additional sales from a full year of the Oncogene Research Products business which was acquired in August 1995, issuance of updated Calbiochem and Novabiochem general catalogs, issuance of an updated Signal Transduction specialty catalog and introduction of new specialty catalogs addressing apoptosis and combinatorial chemistry. Excluding the sales of Oncogene Research Products, sales of core products during 1996 increased by 14.8% as compared to sales in 1995. Gains in sales were achieved despite a general strengthening of the U.S. dollar which had the effect of modestly decreasing the dollar value of sales denominated in foreign currencies recorded in 1996. The decrease in bulk sales related primarily to the Company's decision to discontinue sales of a product which had been provided in bulk form to the veterinary industry in order to avoid subjecting the Company to increased costs associated with a variety of regulatory requirements.

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

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenditures increased 19.7% to $12.7 million for 1996 from $10.6 million for 1995, and decreased to 37.7% of sales for 1996 from 39.3% in 1995. The dollar increase in expenses was primarily the result of incremental operational costs relating to the Oncogene Research Products business, increased administrative salaries and increased selling costs related to expanded advertising programs and additional specialty catalogs launched during 1996. The decrease in expenses as a percentage of sales was attributable to improved operating efficiencies and increased sales.

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

MANAGEMENT'S DISCUSSION CONTINUED

QUARTERLY RESULTS

The following tables present the Company's unaudited quarterly consolidated results of operations, in dollars and as a percentage of sales, for the eight quarters ended December 31, 1997. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods.

                (in thousands,except        March 31,    June 30,    Sept. 30,   Dec 31,   March 31,  June 30,   Sept. 30,   Dec 31,
Quarters Ended   per share amounts )          1996        1996        1996        1996       1997       1997       1997       1997
-----------------------------------------------------------------------------------------------------------------------------------
Sales
  Core                                     $  6,597    $  6,949    $  7,122    $  6,961   $  8,004   $  8,414   $  8,006   $  8,125
  Bulk                                        1,621       1,398       1,713       1,364      1,581      1,792      1,624      1,899
                                           ----------------------------------------------------------------------------------------
Total sales                                   8,218       8,347       8,835       8,325      9,585     10,206      9,630     10,024
Cost of sales                                 3,794       3,808       4,065       3,721      4,360      4,530      4,319      4,674
                                           ----------------------------------------------------------------------------------------
Gross profit                                  4,424       4,539       4,770       4,604      5,225      5,676      5,311      5,350
  Selling, general and administrative         3,015       3,170       3,245       3,270      3,471      3,578      3,399      3,423
  Research and development                      541         524         590         489        622        614        650        681
  Write off of in-process technology             --          --          --          --         --         --         --      6,800
                                           ----------------------------------------------------------------------------------------
Income (loss) from operations                   868         845         935         845      1,132      1,484      1,262     (5,554)
Interest income (expense), net                 (206)       (188)       (219)         81        116        128        176        174
                                           ----------------------------------------------------------------------------------------
Income (loss) before income taxes               662         657         716         926      1,248      1,612      1,438     (5,380)
Provision for income taxes                      198         264         250         248        438        550        474        436
                                           ----------------------------------------------------------------------------------------
Net income (loss)                          $    464    $    393    $    466    $    678   $    810   $  1,062   $    964   $ (5,816)
                                           ========================================================================================
  Net income (loss) per share:
    Basic                                  $   0.14    $   0.12    $   0.14    $   0.13   $   0.16   $   0.20   $   0.17   $  (1.04)
    Diluted                                $   0.13    $   0.11    $   0.13    $   0.12   $   0.15   $   0.19   $   0.17   $  (1.04)
  Shares used in per share computations:
    Basic                                     3,228       3,228       3,284       5,096      5,161      5,426      5,562      5,595
    Diluted                                   3,443       3,443       3,498       5,492      5,525      5,726      5,828      5,595
Net income excluding write off of
  in-process technology                                                                                                    $    984
                                                                                                                           ========
  Net income (loss) per share:
    Basic                                                                                                                  $   0.18
    Diluted                                                                                                                $   0.17
  Shares used in per share computations:
    Basic                                                                                                                     5,595
    Diluted                                                                                                                   5,869


===================================================================================================================================
                                           March 31,   June 30,    Sept. 30,   Dec 31,   March 31,   June 30,   Sept. 30,  Dec 31,
Quarters Ended    (percentage of sales)      1996        1996        1996       1996       1997       1997       1997        1997
-----------------------------------------------------------------------------------------------------------------------------------
Sales:
  Core                                       80.3%       83.3%       80.6%       83.6%      83.5%      82.4%      83.1%      81.1%
  Bulk                                       19.7        16.7        19.4        16.4       16.5       17.6       16.9       18.9
                                            ---------------------------------------------------------------------------------------
Total sales                                 100.0%      100.0%      100.0%      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales                                46.2        45.6        46.0        44.7       45.5       44.4       44.9       46.6
                                            ---------------------------------------------------------------------------------------
Gross profit                                 53.8        54.4        54.0        55.3       54.5       55.6       55.1       53.4
  Selling, general and administrative        36.7        38.0        36.7        39.3       36.2       35.1       35.3       34.1
  Research and development                    6.6         6.3         6.7         5.9        6.5        6.0        6.7        6.8
  In-process technology                        --          --          --          --         --         --         --       67.8
                                            ---------------------------------------------------------------------------------------
Income (loss) from operations                10.5        10.1        10.6        10.1       11.8       14.5       13.1      (55.4)
Interest income (expense), net               (2.5)       (2.2)       (2.5)        1.0        1.2        1.3        1.8        1.7
                                            ---------------------------------------------------------------------------------------
Income (loss) before income taxes             8.0         7.9         8.1        11.1       13.0       15.8       14.9      (53.7)
Provision for income taxes                    2.4         3.2         2.8         3.0        4.6        5.4        4.9        4.3
                                            ---------------------------------------------------------------------------------------
  Net income (loss)                           5.6%        4.7%        5.3%        8.1%       8.4%      10.4%      10.0%     (58.0%)
                                            ---------------------------------------------------------------------------------------
Net income excluding write off of
  in-process technology                                                                                                       9.8%
===================================================================================================================================

                                                                  CN BIOSCIENCES

MANAGEMENT'S DISCUSSION CONTINUED

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

LIQUIDITY AND CAPITAL RESOURCES
The Company generated $863,000 cash in 1997, and $2.0 million cash in each of 1996 and 1995 from operating activities. Cash provided by operating activities in 1997 was more than the net loss due to the non-cash charge for in-process technology, offset by increases in inventory and accounts receivable. In addition, cash provided from operating activities in 1996 and 1995 resulted from positive operating results, adjusted for non-cash charges including depreciation and amortization offset by increases in inventory and accounts receivable.

Net cash provided by investing activities was $495,000 in 1997, and net cash used in investing activities was $4.5 million in 1996 and $6.8 million in 1995. Cash provided by investing activities during 1997 consisted of the use of cash for capital expenditures for property and equipment offset by net sales of short-term investments. Capital expenditures in 1997 related primarily to improvements to manufacturing and distribution capabilities in various locations, and the net sales of short-term investments were effected in anticipation of funding the purchase price for the Novagen acquisition to be paid in January 1998. In 1996, cash used in investing activities consisted primarily of purchases and sales of short-term investments, and in 1995 the Company acquired the Oncogene Research Products business in a purchase transaction requiring an investment of approximately $6.2 million.

Net cash provided by financing activities was $3.8 million in 1997, $11.9 million in 1996 and $5.1 million in 1995. In 1997, net cash provided by financing activities consisted of cash received from the issuance of shares of Common Stock in the Company's follow-on public offering completed in April and the tax benefit related to the exercise of non-qualified stock options. In 1996, net cash provided by financing activities consisted of cash received from the issuance of shares of Common Stock in the Company's initial public offering completed in October, offset by payments to fully retire bank term debt. During 1995, the Company incurred $6.0 million of indebtedness, consisting primarily of borrowings from financial institutions, in connection with the purchase of the Oncogene Research Products business.

During 1997, the Company's foreign currency translation account reduced stockholders' equity by $659,000 as a result of the translation of the Company's international subsidiaries' balance sheets into U.S. dollars. Such changes would not be realized through the Company's income statement unless the underlying foreign-currency denominated net assets were liquidated.

The Company is a holding company, the principal assets of which are certain cash balances and the capital stock of its subsidiaries, and has no independent means of generating revenues. As a holding company, the Company depends on dividends and other permitted payments from its subsidiaries, including its international subsidiaries, to meet its cash needs. The Company maintains cash balances at its various subsidiaries based upon local results of operations. The amount of foreign-sourced earnings to be repatriated to the United States is determined based upon foreign entity capitalization, local cash needs, local and U.S. tax implications and requirements for cash in the U.S. operations.

At December 31, 1997, the Company had cash, cash-equivalents, and short-term investments of $17.7 million and working capital of $27.0 million. At December 31, 1997, $5.0 million was available under a Credit Facility with a commercial bank which will expire in June 1999.

The Company believes that its existing capital resources will be adequate to fund its operations. If, however, the Company were to undertake a significant acquisition or if working capital or other capital requirements are greater than currently anticipated, the Company could be required to seek additional funds through sales of equity, debt or convertible securities or increased credit facilities. There can be no assurance that additional financing will be available or that, if available, will be on terms favorable to the Company and its stockholders.

MANAGEMENT'S DISCUSSION CONTINUED

IMPACT OF YEAR 2000
During 1997, the Company developed a plan, and installed new operating systems software and computer hardware, to address anticipated Year 2000 issues in connection with its information systems and business relationships. It is currently estimated that the net cost for review, analysis, modification and testing of existing computer programs for both internal and external software will be between $300,000 and $500,000. The Company has incurred a portion of such expenses in the current fiscal year and it is anticipated that a substantial portion of the remaining estimated cost will be incurred over the next two years. In accordance with generally accepted accounting principles, these costs are expensed as incurred.

FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such a difference include, but are not limited to, those set forth in the Company's Annual Report on Form 10-K and the Company's periodic and other filings made with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS

December 31,                                                          1996              1997
------------------------------------------------------------------------------------------------
ASSETS
 Current assets:
  Cash and cash equivalents                                       $ 10,591,000      $ 15,646,000
  Short-term investments                                             4,113,000         2,046,000
  Accounts receivable, net of allowance for doubtful
    accounts of $341,000 in 1996 and $373,000 in 1997                4,487,000         5,914,000
  Inventories                                                       14,733,000        18,309,000
  Other current assets                                               2,436,000         2,800,000
                                                                  ------------------------------
Total current assets                                                36,360,000        44,715,000
Property and equipment, net                                          3,688,000         4,528,000
Intangible assets, net                                               4,836,000        10,330,000
Other assets                                                         1,378,000           838,000
                                                                  ------------------------------
Total assets                                                      $ 46,262,000      $ 60,411,000
                                                                  ==============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade                                         $  2,303,000      $  2,505,000
  Liability for purchase of business                                      --          10,500,000
  Accrued expenses                                                   1,906,000         3,898,000
  Other current liabilities                                          1,920,000           837,000
                                                                  ------------------------------
Total current liabilities                                            6,129,000        17,740,000
Other liabilities                                                    1,203,000           857,000
Deferred tax liabilities                                                30,000         2,708,000

Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 authorized,
    no shares issued and outstanding                                      --                --
  Common stock, $.01 par value; 30,000,000 shares authorized,
    5,152,587 shares in 1996 and 5,607,507 shares in 1997
    issued and outstanding                                              52,000            56,000
  Additional paid-in capital                                        38,736,000        42,481,000
  Accumulated deficit                                                  (63,000)       (3,043,000)
  Foreign currency translation adjustment                              271,000          (388,000)
  Note receivable from stockholder                                     (96,000)             --
                                                                  ------------------------------
Total stockholders' equity                                          38,900,000        39,106,000
                                                                  ------------------------------
Total liabilities and stockholders' equity                        $ 46,262,000      $ 60,411,000
================================================================================================

See accompanying notes

                                                                  CN BIOSCIENCES
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,                       1995              1996              1997
-------------------------------------------------------------------------------------------
Sales                                      $ 26,966,000      $ 33,725,000      $ 39,445,000
Cost of sales                                13,185,000        15,388,000        17,883,000
                                           ------------------------------------------------
Gross profit                                 13,781,000        18,337,000        21,562,000
Operating expenses:
  Selling, general and administrative        10,608,000        12,700,000        13,871,000
  Research and development                    1,338,000         2,144,000         2,567,000
  Write off of in-process technology               --                --           6,800,000
                                           ------------------------------------------------
Total operating expenses                     11,946,000        14,844,000        23,238,000
                                           ------------------------------------------------
Income (loss) from operations                 1,835,000         3,493,000        (1,676,000)
Interest income (expense), net                 (527,000)         (532,000)          594,000
                                           ------------------------------------------------
Income (loss) before income taxes             1,308,000         2,961,000        (1,082,000)
Provision for income taxes                      291,000           960,000         1,898,000
                                           ------------------------------------------------
Net income (loss)                          $  1,017,000      $  2,001,000      $ (2,980,000)
  Net income (loss) per share:
    Basic                                  $        .31      $        .54      $       (.55)
    Diluted                                $        .30      $        .50      $       (.55)
Shares used in per share computations:
    Basic                                     3,301,000         3,709,000         5,436,000
    Diluted                                   3,385,000         3,969,000         5,436,000
===========================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                         Foreign currency  Note receivable
                                             Common stock        Additional   Accumulated   translation      from common
                                        Shares       Amount    paid-in capital  deficit      adjustment      stockholder    Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994           1,060,870  $     11,000 $    437,000  $ (3,081,000) $    586,000  $     (6,000) $ (2,053,000)
  Forgiveness of stockholder
    note receivable                         --            --           --            --            --           6,000         6,000
  Repurchase of stock                    (59,726)         --       (206,000)         --            --            --        (206,000)
  Exercise of stock options               56,922          --         24,000          --            --            --          24,000
  Net income                                --            --           --       1,017,000          --            --       1,017,000
  Translation adjustment                    --            --           --            --         668,000          --         668,000
                                    -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995           1,058,066        11,000      255,000    (2,064,000)    1,254,000          --        (544,000)
  Exercise of stock options,
    including tax benefit                  1,893         1,000        5,000          --            --            --           6,000
  Issuance of note receivable
    for common stock                      28,390          --         96,000          --            --         (96,000)         --
  Sale of common stock, net of
    issuance costs of $2,923,000       1,840,000        18,000   20,059,000          --            --            --      20,077,000
  Conversion of preferred stock        2,224,238        22,000   18,321,000          --            --            --      18,343,000
  Net income                                --            --           --       2,001,000          --            --       2,001,000
  Translation adjustment                    --            --           --            --        (983,000)         --        (983,000)
                                    -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996           5,152,587        52,000   38,736,000       (63,000)      271,000       (96,000)   38,900,000
  Sale of common stock, net of
    issuance costs of $681,000           239,810         2,000    2,554,000          --            --            --       2,556,000
  Exercise of stock options and
    warrants, including tax benefit      215,110         2,000    1,191,000          --            --            --       1,193,000
  Repayment of note receivable
    for common stock                        --            --           --            --            --          96,000        96,000
  Net loss                                  --            --           --      (2,980,000)         --            --      (2,980,000)
    Translation adjustment                  --            --           --            --        (659,000)         --        (659,000)
                                    -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,1997            5,607,507  $     56,000 $ 42,481,000  $ (3,043,000) $   (388,000)         --    $ 39,106,000
===================================================================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                                                       1995           1996             1997
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                        $  1,017,000     $  2,001,000     $ (2,980,000)
Adjustments to reconcile net income (loss)
 to net cash provided by (used in) operations:
  Write off in-process technology                                                --               --          6,800,000
  Depreciation and amortization                                             1,856,000        1,877,000        2,476,000
  Additions to inventory reserve                                              317,000          310,000          390,000
  Additions (reductions) to allowance for doubtful accounts                  (129,000)          10,000          125,000
  Loss on disposal of property and equipment                                   10,000            5,000            9,000
  Forgiveness of note receivable from stockholder                             150,000             --               --
  Changes in assets and liabilities, net of assets acquired:
    Accounts receivable, trade                                               (409,000)        (599,000)      (1,229,000)
    Inventories                                                              (370,000)      (1,325,000)      (3,851,000)
    Other current assets                                                      329,000         (842,000)          50,000
    Deferred income taxes                                                      26,000         (242,000)         326,000
    Other assets                                                           (1,153,000)      (1,102,000)      (1,067,000)
    Accounts payable, trade                                                   148,000          910,000          112,000
    Accrued expenses                                                          781,000          365,000        1,055,000
    Other current liabilities                                                (590,000)       1,300,000       (1,042,000)
    Other liabilities                                                           9,000         (643,000)        (311,000)
                                                                         ----------------------------------------------
Net cash provided by operating activities                                   1,992,000        2,025,000          863,000
INVESTING ACTIVITIES
Purchases of property and equipment                                          (805,000)        (369,000)      (1,671,000)
Proceeds from sale of property and equipment                                   22,000            5,000           35,000
Purchase of business, net of cash received                                 (6,213,000)            --             64,000
Purchase of short-term investments                                               --         (4,829,000)      (9,172,000)
Sale of short-term investments                                                   --            716,000       11,239,000
Other                                                                         150,000             --               --
                                                                         ----------------------------------------------
Net cash provided by (used in) investing activities                        (6,846,000)      (4,477,000)         495,000
FINANCING ACTIVITIES
Proceeds from lines of credit                                                 809,000        1,025,000             --
Payments on lines of credit                                                (1,404,000)      (1,025,000)            --
Proceeds from long-term debt                                                8,500,000             --               --
Payments on long-term debt                                                 (2,500,000)      (8,167,000)            --
Net proceeds from the sale of common stock                                     24,000       20,077,000        3,845,000
Payments for repurchase of stock                                             (326,000)            --               --
                                                                         ----------------------------------------------
Net cash provided by financing activities                                   5,103,000       11,910,000        3,845,000
Effect of exchange rate changes on cash                                        19,000          (70,000)        (148,000)
                                                                         ----------------------------------------------
Net increase in cash and cash equivalents                                     268,000        9,388,000        5,055,000
Balance at beginning of period                                                935,000        1,203,000       10,591,000
                                                                         ==============================================
Balance at end of period                                                 $  1,203,000     $ 10,591,000     $ 15,646,000
                                                                         ==============================================
Supplemental cash flow information:
  Interest paid during the period                                        $    548,000     $    747,000     $     93,000
                                                                         ==============================================
  Income taxes paid during the period                                    $    313,000     $     67,000     $  1,108,000
                                                                         ==============================================
  Accrued write off of in-process technology                                     --               --       $  6,800,000
=======================================================================================================================

See accompanying notes

                                                                  CN BIOSCIENCES

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS DECEMBER 31,1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company's products include biochemical and biological reagents, antibodies, assays and research kits which it sells principally through its general and specialty catalogs under its well established brand names, Calbiochem, Novabiochem, Oncogene Research Products and Novagen. With over 9,300 products, the Company offers scientists the convenience of obtaining from a single source both innovative and fundamental research products, many of which are instrumental to research in areas such as infectious and genetic disease, developmental and cell biology, cancer, cardiovascular disease, Alzheimer's and AIDS.

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

SHORT-TERM INVESTMENTS
The Company has classified its investments as available for sale and accordingly carries them at fair value. Unrealized holding gains or losses, if any, net of tax, on these securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method.

INVENTORIES
Inventories are maintained to support customer deliveries worldwide, often on a next-day or second-day basis, of many sizes and quantities of each brand of catalog items. Based upon economic production runs for certain products, the Company from time to time manufactures quantities of product in excess of a one-year supply. Inventories are valued at the lower of cost (first-in, first-out basis) or market, with costs including material, labor and manufacturing overhead.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation is provided under the straight-line method over 3 to 5 years for equipment and office fixtures and over the shorter of the remaining lease life or 15 years for leasehold improvements.

LONG-LIVED ASSETS
On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). The adoption of SFAS No. 121 did not impact the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

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

STOCK OPTIONS
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

FOREIGN CURRENCY TRANSLATION
The financial statements of foreign subsidiaries are translated to U.S. dollars. All assets and liabilities are translated at year end exchange rates, and stockholders' equity is translated at historical exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Sales and expense transactions are translated at average exchange rates. Realized foreign currency exchange gains and losses were not material during any of the three years in the period ended December 31, 1997.

RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), and Statement No. 131, Segment Information ("SFAS 131"). Both of these standards are effective for fiscal years beginning after December 15, 1997. The Company intends to adopt SFAS 130 in 1998 and operating results of prior periods will be reclassified. The Company's only component of other comprehensive income has been the foreign currency translation adjustment which is currently reported as part of stockholders' equity. Historically, the Company has operated in one business segment; however, SFAS 131 redefines segments and the Company has not determined how segments will be defined for disclosure purposes or which segments will meet the quantitative requirements for disclosure. The adoption of SFAS 131 will have no impact on the Company's future results of operations or financial position.

NET INCOME (LOSS) PER SHARE
In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported primary earnings per share. On February 3, 1998, the SEC issued Staff Accounting Bulletin No. 98 ("SAB 98") which revised the previous instructions for determining the dilutive effects in earnings per share computations of common stock and common stock equivalents issued at prices below the initial public offering price prior to the effectiveness of the initial public offering. The basic earnings per share as presented includes the assumed conversion of the preferred stock which converted upon completion of the Company's initial public offering. All earnings per share amounts for all periods presented have been, where appropriate, restated to conform to the SFAS 128 and SAB 98 requirements.

        The following table sets forth the computation of basic and diluted earnings per share:

         Years Ended December 31,                                       1995            1996           1997
         -----------------------------------------------------------------------------------------------------
         Numerator:
          Net income (loss)                                          $ 1,017,000    $ 2,001,000    $(2,980,000)
         Denominator:
          Weighted-average shares outstanding                          3,301,000      3,709,000      5,436,000
          Effect of dilutive options and warrants                         84,000        260,000           --
                                                                     -----------------------------------------
            Denominator for diluted earnings per share - adjusted
            weighted-average shares and assumed conversions            3,385,000      3,969,000      5,436,000
                                                                     =========================================
         Basic earnings (loss) per share                             $       .31    $       .54    $      (.55)
                                                                     =========================================
         Diluted earnings (loss) per share                           $       .30    $       .50    $      (.55)
         =====================================================================================================

                                                                  CN BIOSCIENCES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

2. ACQUISITION

On August 1, 1995, the Company acquired certain assets and assumed certain liabilities of the Oncogene Research Products Business ("ORP") of Oncogene Science, Inc., now known as OSI Pharmaceuticals, Inc., a biopharmaceutical company, in exchange for $5,932,000 in cash plus acquisition costs of $281,000.

On December 27, 1997, the Company acquired all of the outstanding capital stock of Novagen Inc., as well as the stock of its parent holding company in exchange for $10,500,000, paid in January 1998. Additionally, the Company may pay additional consideration to the sellers based upon a specified percentage of Novagen brand product sales in 1998, 1999, and 2000 over threshold levels. Such additional payments, if any, will be recorded as goodwill when earned and will be amortized over the remaining life of the original goodwill. In connection with this acquisition, the Company acquired and wrote off $6,800,000 related to in-process technology.

These acquisitions have been accounted for as purchases and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. With regard to the acquisition of ORP, this allocation resulted in $4,335,000 of goodwill which is being amortized over 15 years. ORP's results of operations have been included in the consolidated results of the Company since August 1, 1995. With regard to the acquisition of Novagen, the allocation of purchase price resulted in $1,048,000 of goodwill which is being amortized over 20 years. Novagen's results of operations will be included in the consolidated results of the Company beginning in January 1998.

        The purchase price allocations are summarized as follows:

                                               ORP              Novagen
                                           ------------------------------
        Cash                               $      --          $    64,000
        Accounts Receivable                       --              621,000
        Inventories                          1,507,000            598,000
        Property and equipment                 350,000            470,000
        Other current assets                   121,000             77,000
        Identified Intangible assets              --            4,870,000
        Goodwill                             4,335,000          1,048,000
                                           ------------------------------
        Total assets                         6,313,000          7,748,000
        Liabilities assumed                   (100,000)        (2,878,000)
                                           ------------------------------
        Net assets acquired                $ 6,213,000        $ 4,870,000
        =================================================================

The following unaudited pro forma information presents the combined results of operations of the Company and Novagen for the years ended December 31, 1996 and 1997 as though the acquisition had occurred January 1, 1996. The unaudited pro forma information is included for comparative purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisition been made on the date indicated or of future results of the combined companies.

        Years Ended December 31,                      1996               1997
        -------------------------------------------------------------------------
        Net sales                                 $ 37,474,000       $ 43,659,000
        Net income (loss)                         $  2,369,000       $ (3,245,000)
        Diluted net income (loss) per share       $        .60       $       (.60)
        =========================================================================

3. FINANCIAL STATEMENT DETAILS

Short-term investments of the Company are classified as available-for-sale and are stated at amortized cost which approximates market value. There were no significant unrealized or realized gains or losses related to such securities as of December 31, 1997. The Company's available-for-sale securities and cash equivalents consist entirely of state and municipal debt securities and mature at various dates through 1998.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

        Inventories consist of the following:
          December 31,                                              1996                 1997
        ---------------------------------------------------------------------------------------
        Finished products                                      $ 13,777,000        $ 15,542,000
        Semi-finished products, raw materials and
          supplies                                                4,131,000           6,056,000
        Work-in-progress                                            525,000             517,000
                                                               --------------------------------
                                                                 18,433,000          22,115,000
        Reserves for excess materials                            (3,700,000)         (3,806,000)
                                                               --------------------------------
                                                               $ 14,733,000        $ 18,309,000
        =======================================================================================
        Other current assets consist of the following:
          December 31,                                              1996                1997
        ---------------------------------------------------------------------------------------
        Other                                                  $  1,225,000        $  1,187,000
        Deferred income taxes                                     1,211,000           1,613,000
        ---------------------------------------------------------------------------------------
                                                               $  2,436,000        $  2,800,000
        =======================================================================================

        Property and equipment consist of the following:
          December 31,                                              1996                1997
        ---------------------------------------------------------------------------------------
        Equipment and office fixtures                          $  6,581,000        $  7,705,000
        Leasehold improvements                                    1,165,000           1,171,000
        ---------------------------------------------------------------------------------------
                                                                  7,746,000           8,876,000
        Accumulated depreciation                                 (4,058,000)         (4,348,000)
        ---------------------------------------------------------------------------------------
                                                               $  3,688,000        $  4,528,000
        =======================================================================================

        Intangible assets consist of the following:
          December 31,                                              1996                1997
        ---------------------------------------------------------------------------------------
        Goodwill                                               $  5,707,000        $  6,709,000
        Developed Technology                                           --             3,000,000
        Customer List                                                  --               930,000
        Trade Marks and Trade Names                                    --               700,000
        Assembled Workforce                                            --               240,000
        Accumulated amortization                                   (871,000)         (1,249,000)
        ---------------------------------------------------------------------------------------
                                                               $  4,836,000        $ 10,330,000
        =======================================================================================

Goodwill represents the excess of the purchase price over the fair market value of assets acquired, and is being amortized over 15 to 25 years. In 1996 and 1997, the Company reduced the value of goodwill by $855,000 and $46,000 respectively, based on the realization of certain deferred tax assets which had previously been considered unrealizable. Amortization of goodwill for the years ended December 31, 1995, 1996 and 1997 was $215,000, $377,000, and $378,000,
respectively.

        Other assets consist of the following:
          December 31,                                    1996             1997
        -------------------------------------------------------------------------
        Capitalized direct-response advertising       $  842,000       $  487,000
        Other                                            536,000          351,000
                                                      $1,378,000       $  838,000
        =========================================================================

Amortization of capitalized direct-response advertising for the years ended December 31, 1995, 1996 and 1997 was $714,000, $551,000, and $1,088,000,
respectively.

                                                                  CN BIOSCIENCES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

4. BANK DEBT

The Company's U.S. subsidiary's credit agreement with a commercial bank provides for unsecured borrowings under a revolving line of credit up to a maximum of $5,000,000. (Note 6.) The facility provides that the Company can elect that borrowings bear interest at the bank's prime rate or LIBOR plus 2.35% (8.3% at December 31, 1997). The Company has issued a pound sterling 200,000 ($334,700) letter of credit guaranteed by the revolving line of credit to support commitments at its UK subsidiary. There were no borrowings outstanding under this facility at December 31, 1997.

Interest expense charged against operations for the years ended December 31, 1995, 1996 and 1997 was $574,000, $717,000 and $117,000, respectively.

5. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

REDEEMABLE PREFERRED STOCK
Upon consummation of the Company's initial public offering of common stock in October 1996, holders of the Company's Series A preferred stock converted 4,001 shares into 788,814 shares of Class A common stock which were converted to common stock in December 1996, Additionally, holders of the Company's Series B preferred stock exchanged 179,428 shares Series B preferred stock for 1,435,424 shares of common stock.

COMMON STOCK
The Company authorized 800,000 shares, $.01 par value, of nonvoting Class A common stock. Each share of Class A common stock is convertible into one fully paid and nonassessable share of voting common stock at any time at the election of the holder subject to certain terms and conditions. In December 1996, the holder of the 788,814 outstanding shares of Class A common stock converted such shares into 788,814 shares of common stock. At December 31, 1997, 11,186 shares of Class A common stock were available to be issued.

STOCK OPTION PLANS
The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's Second Amended and Restated 1992 Stock Option Plan has authorized the grant of options to employees, directors and consultants of the Company for up to 1,085,000 shares of the Company's common stock. Options outstanding under the plan have 5 to 10 year terms and vest and become fully exercisable 4 to 5 years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 5.8% to 6.8%, 5.4% - 6.0% and 5.5% - 6.9%; dividend yields of 0% for all periods presented; volatility factors of the expected market price of the Company's common stock of 0, .3853 and .4282; and a weighted-average life of the option of
4.5 years for all periods presented.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

        The Company's pro forma information follows:
         Years Ended December 31,                                  1995              1996              1997
        ------------------------------------------------------------------------------------------------------
        Pro forma net income (loss)                         $   1,014,000     $   1,915,000     $  (3,603,000)
                                                            --------------------------------------------------
        Pro forma net income (loss) per share - basic       $         .31     $         .52     $        (.66)
                                                            --------------------------------------------------
        Pro forma net income (loss) per share - diluted     $         .30     $         .48     $        (.66)
        ======================================================================================================

        A summary of the Company's stock option activity, and related information for the years ended December 31 follows:


                                                      1995                       1996                      1997
                                             ---------------------------------------------------------------------------
                                                           Weighted                 Weighted                    Weighted
                                                           Average                   Average                     Average
                                                           Exercise                  Exercise                    Exercise
                                              Options       Price       Options        Price       Options        Price
                                             --------      --------     --------      --------     --------      --------
        Outstanding-beginning of year         379,672      $    .42      395,334      $    .45      635,325         $. 43
         Granted                              101,732           .54      244,600         16.50       29,250         14.78
         Exercised                            (56,922)          .42       (1,893)          .42     (212,207)          .50
         Forfeited                            (29,148)          .42       (2,716)         3.05      (10,390)        16.50
                                             ----------------------------------------------------------------------------
        Outstanding- end of year              395,334      $    .45      635,325      $   6.62      441,978      $   9.95
                                             ----------------------------------------------------------------------------
        Exercisable at end of year            125,153      $    .42      214,211      $    .43      143,078      $   5.75
        Weighted-average fair value of
         options granted during the year                   $    .15                   $   8.74                   $   8.58
        =================================================================================================================

        A summary of exercise prices for options outstanding as of December 31, 1997 follows:

                                                                                            Weighted
                                           Weighted                                          Average
                                            Average         Weighted                     Exercise Price
                                           Remaining         Average        Options         of Option
        Price Ranges    Outstanding       Useful Life    Exercise Price   Exercisable      Exercisable
        ------------------------------------------------------------------------------------------------
        $.42 - $3.38     179,418            1.58             $ .63          96,368            $ .53
        $14.37 - $18.25  262,560            8.91             16.30          46,710            $16.50
                         -------------------------------------------------------------------------------
        Total            441,978            5.93             $9.95         143,078            $5.75
        ================================================================================================

At December 31, 1997, options for 348,812 shares were available for future grant, under option plans and 441,978 shares were reserved for future issuance related to outstanding stock options.

WARRANTS

During 1995, the Company issued a warrant to purchase 3,028 shares of the Company's common stock at $1.06 per share. The value of the warrant on the date of issuance was not considered significant. The warrant was exercised in December 1997.

                                                                  CN BIOSCIENCES

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

INCREASE IN SHARES AUTHORIZED
On July 16, 1996, the Board of Directors modified the Company's capital structure to authorize: 30,000,000 shares of common stock ($.01 par value), 800,000 shares of Class A common stock ($1.00 par value), 5,000 shares of Series A preferred stock ($1.00 par value), 200,000 shares of Series B preferred stock ($1.00 par value) and 5,000,000 shares of preferred stock ($.01 par value).

6. TRANSACTIONS WITH EMPLOYEE/STOCKHOLDERS
In 1993, the Company entered into an employment agreement with the Chairman and Chief Executive Officer of the Company. As part of this agreement, the Company granted an option to purchase 110,249 shares of common stock at $.42 per share. The options vested over four years and were exercised in May 1997. In addition, the Company issued 44,100 shares of common stock at $.42 per share and 4,377 shares of Series B preferred stock at $100 per share in exchange for $4,000 in cash and a note for $452,000. The Series B preferred stock was converted to common stock upon completion of the Company's initial public offering of common stock in October 1996 (Note 5). The note bore interest at 8% per annum. Amounts forgiven in 1993, 1994 and 1995 related to this note, charged to current operations were $152,000, $150,000 and $150,000, respectively.

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

In January 1996, the Company sold 28,390 shares of common stock to an officer of the Company in exchange for a note receivable of $96,000 bearing interest at 5.65%. The note was paid in full in December 1997.

In May 1997, the Company's U.S. subsidiary's credit agreement was modified to reserve at the bank's option up to $200,000 of the amount otherwise available under the revolving line of credit to provide a partial guarantee for a loan made to an officer of the Company. At December 31, 1997, the bank had not reserved any amount of revolving credit.

7. INCOME TAXES

        The significant components of the provision (benefit) for income taxes are as follows:

        Years Ended December 31,             1995                1996                1997
        -----------------------------------------------------------------------------------
        Current:
          Federal                       $    52,000         $   714,000         $ 1,044,000
          Foreign                            47,000             436,000             118,000
          State                              17,000              52,000             366,000
                                        ---------------------------------------------------
                                            116,000           1,202,000           1,528,000
        Deferred
          Federal                           139,000            (277,000)            322,000
          Foreign                              --               145,000              48,000
          State                              36,000            (110,000)               --
                                        ---------------------------------------------------
                                            175,000            (242,000)            370,000
                                        ---------------------------------------------------
                                        $   291,000         $   960,000         $ 1,898,000
                                        ===================================================

Temporary differences and carryforwards which give rise to a significant portion of the net deferred tax asset included in the accompanying consolidated balance sheets at December 31, 1996 and 1997 are shown below. As of December 31, 1996 and 1997, a valuation allowance of $2,389,000 and $348,000, respectively, has been recognized as an offset to the deferred tax assets related to the jurisdictions in which realization of such assets is uncertain.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

                December 31,                                            1996                1997
                -----------------------------------------------------------------------------------
                Deferred tax assets:
                 Inventory reserve                                  $   472,000         $   594,000
                 Accounts receivable reserves                            62,000             107,000
                 Net operating losses                                 2,336,000             508,000
                 Deferred rent                                          148,000             166,000
                 Other                                                  801,000             752,000
                                                                    -------------------------------
                                                                      3,819,000           2,127,000
                 Valuation allowances                                (2,389,000)           (348,000)
                                                                    -------------------------------
                                                                      1,430,000           1,779,000
                                                                    -------------------------------
                Deferred tax liabilities:
                 Purchased intangibles                                       --          (1,948,000)
                 Depreciation                                          (157,000)           (260,000)
                 Non-permanently reinvested foreign earnings                 --            (667,000)
                 Other                                                  (92,000)                 --
                                                                    -------------------------------
                                                                       (249,000)         (2,875,000)
                Net deferred tax assets (liabilities)               $ 1,181,000         $(1,096,000)
                ===================================================================================

As of December 31, 1997, approximately $348,000 of the valuation allowance for deferred tax assets relates to pre-acquisition tax net operating losses which, when recognized, will be allocated directly to goodwill.

Income tax expense (benefit) differs from the amount obtained by applying the statutory federal income tax rate to earnings before tax as follows:

          Years Ended December 31,                                   1995                1996                1997
        -------------------------------------------------------------------------------------------------------------
        Provision (benefit) at federal statutory rate            $   445,000         $ 1,007,000         $  (368,000)
        Write off of in-process technology                                --                  --           2,340,000
        State income taxes, net of federal benefit                    56,000              91,000             232,000
        Nondeductible expenses, including amortization of
          costs in excess of net assets acquired                      71,000              42,000              47,000
        Change in valuation allowance, net of write-offs
          and adjustments                                           (298,000)           (113,000)           (725,000)
        Other, net                                                    17,000             (67,000)            372,000
                                                                 ----------------------------------------------------
        Total income tax expense (benefit)                       $   291,000         $   960,000         $ 1,898,000
        =============================================================================================================

At December 31, 1997, the Company has approximately $838,000 and $254,000 of foreign net operating losses in Germany and the United Kingdom, respectively, which are available indefinitely. Additionally, the Company has approximately $686,000 of net operating losses for Swiss Federal purposes, which will expire in 2000 if not previously utilized.

8. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under various operating leases. Lease expense on the facilities and equipment for the years ended December 31, 1995, 1996 and 1997 was $1,126,000, $1,640,000 and $1,723,000,
respectively.

The Company is party to a fifteen year lease agreement for premises which were first occupied during 1993. The Company has two options to extend the term of the lease for five years each.

In addition, the Company leases certain equipment under capital leases. Cost and accumulated amortization of equipment under capital leases December 31, 1996 were $1,491,000 and $359,000, respectively, and at December 31, 1997 were $1,036,000 and $305,000, respectively. Amortization of assets held under capital leases is included in depreciation expense.

                                                                  CN BIOSCIENCES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS CONTINUED

        Future annual minimum payments under the operating and capital leases as of December 31, 1997 are as follows:

                                                                             Operating Leases    Capital Leases
                                                                             ----------------------------------
        1998                                                                     $   1,757,000     $    249,000
        1999                                                                         1,568,000          194,000
        2000                                                                         1,385,000           97,000
        2001                                                                         1,322,000           41,000
        2002                                                                         1,124,000               --
                                                                             ----------------------------------
        Thereafter                                                                   5,157,000               --
                                                                             ----------------------------------
                                                                                 $  12,313,000         581,000
                                                                             ==================================
        Less amounts representing interest                                                             (94,000)
                                                                             ----------------------------------
        Present value of future minimum lease payments                                                 487,000
        Less current portion (included in other current liabilities)                                  (208,000)
                                                                             ----------------------------------
        Capital lease obligation, net of current portion
          (included in other liabilities)                                                          $   279,000
        =======================================================================================================

9. CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one business segment, the development, production, marketing and distribution of products used in disease-related life sciences research. No single customer accounted for more than 10% of total revenue during any of the three years in the period ended December 31, 1997. United States export sales, principally to Europe and Asia, aggregated $4,429,000, $6,812,000 and $7,583,000, for the years ended December 31, 1995, 1996 and 1997, respectively.

Information with respect to the Company's operations by significant geographic area is set forth below. Transfers between geographic areas have been shown at the agreed upon transfer price, computed by applying discount percentages to local currency list prices. All transactions denominated in foreign currency have been translated at the average exchange rate during the period.

                                                                                                                       Consolidated
        Years Ended December 31, 1995(in thousands) United States    Europe           Other         Eliminations           Total
        --------------------------------------------------------------------------------------------------------------------------
        Sales to unaffiliated customers        $     13,202      $     11,353     $      2,411      $       --        $     26,966
        Transfers between geographic areas            3,735             4,435              339            (8,509)             --
                                               -----------------------------------------------------------------------------------
        Total revenue                          $     16,937      $     15,788     $      2,750      $     (8,509)     $     26,966
                                               -----------------------------------------------------------------------------------
        Income before income taxes             $        211      $      1,058     $         36      $          3      $      1,308
                                               -----------------------------------------------------------------------------------
        Identifiable assets                    $     22,557      $      8,978     $        482      $       (820)     $     31,197
                                               ===================================================================================
                                                                                                                      Consolidated
        Years Ended December 31, 1996(in thousands) United States    Europe           Other         Eliminations           Total
        --------------------------------------------------------------------------------------------------------------------------
        Sales to unaffiliated customers        $     17,298      $     12,946     $      3,481      $       --        $     33,725
        Transfers between geographic areas            5,139             4,999              450           (10,588)             --
                                               -----------------------------------------------------------------------------------
        Total revenue                          $     22,437      $     17,945     $      3,931      $    (10,588)     $     33,725
                                               -----------------------------------------------------------------------------------
        Income before income taxes             $      1,373      $      1,555     $         33      $       --        $      2,961
                                               -----------------------------------------------------------------------------------
        Identifiable assets                    $     37,914      $      8,926     $        453      $     (1,031)     $     46,262
                                               ===================================================================================

                                                                                                                      Consolidated
        Years Ended December 31, 1997(in thousands) United States    Europe           Other         Eliminations           Total
        --------------------------------------------------------------------------------------------------------------------------
        Sales to unaffiliated customers        $     21,212      $     13,034     $      5,199      $         --      $     39,445
        Transfers between geographic areas            6,513             5,877              344           (12,734)               --
                                               -----------------------------------------------------------------------------------
        Total revenue                          $     27,725      $     18,911     $      5,543      $    (12,734)     $     39,445
                                               -----------------------------------------------------------------------------------
        Income before income taxes             $     (4,198)     $      3,164     $        (48)     $         --      $     (1,082)
                                               -----------------------------------------------------------------------------------
        Identifiable assets                    $     51,360      $      9,928     $        295      $     (1,172)     $     60,411
                                               ===================================================================================

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a Defined Contribution Plan which covers substantially all domestic employees. Employees may contribute up to 15% of their compensation per year (subject to a maximum limit imposed by federal tax law). The Company may make matching contributions equal to a maximum of 30% of each participant's contribution per year. The contributions charged to operations totaled $67,000, $87,000 and $116,000 for the year ended December 31, 1995, 1996 and 1997, respectively.

REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS
CN BIOSCIENCES, INC.

We have audited the accompanying consolidated balance sheets of CN Biosciences, Inc. as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CN Biosciences, Inc. at December 31, 1996 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP


San Diego, California
February 27, 1998

CORPORATE INFORMATION

BOARD OF DIRECTORS

STELIOS B. PAPADOPOULOS
Chairman, CEO and President

DR. RICHARD A. LERNER
President
The Scripps Research Institute

JOSEPH P. LANDY (1)
Managing Director
E.M. Warburg, Pincus & Co., LLC

S. JOSHUA LEWIS (2)
Managing Director
E.M. Warburg, Pincus & Co., LLC

ROBERT E. MCGILL, III (1, 2)

(1) member of compensation
  and stock option committees
(2) member of audit committee

MANAGEMENT TEAM

STELIOS B. PAPADOPOULOS
CEO and President

JAMES G. STEWART
CFO and V.P. Administration

DR. JOHN T. SNOW
V.P. New Business Development

BEN MATZILEVICH
V.P. Market Development -
Niche Applications

DOUGLAS J. GREENWOLD
V.P. Sales and Marketing

DR. ROBERT C. MIERENDORF
President - Novagen, Inc.

SCIENTIFIC TECHNOLOGY COUNCIL

DR. WILLIAM H. BEERS
Senior V.P. and Chief Operating Officer
The Scripps Research Institute

DR. DENNIS R. BURTON
The Scripps Research Institute

DR. NORTON B. GILULA
The Scripps Research Institute

DR. CHI-HUEY WONG
The Scripps Research Institute

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

CN BIOSCIENCES, INC.
10394 Pacific Center Court
San Diego, California 92121
619-450-5500

DOMESTIC SUBSIDIARIES

CALBIOCHEM-NOVABIOCHEM CORPORATION
10394 Pacific Center Court
San Diego, California 92121
619-450-9600

NOVAGEN, INC.
601 Science Drive
Madison, Wisconsin 53711
608-238-6110

INTERNATIONAL SUBSIDIARIES

CALBIOCHEM-NOVABIOCHEM AG
Weidenmattweg 4
CH-4448 Laufelfingen
Switzerland
011 41 62 299 19 22

CALBIOCHEM-NOVABIOCHEM GMBH
Lisztweg 1, D-65812 Bad Soden
Germany
011 49 6196 63955

CALBIOCHEM-NOVABIOCHEM (UK) LTD.
Boulevard Industrial Park
Padge Road, Beeston
Nottingham NG9 2JR
England
011 44 1159 430 840

CALBIOCHEM-NOVABIOCHEM JAPAN LTD.
MG Tamachi Building 3F
4-3-7, Shiba, Minato-ku
Tokyo 108
Japan
011 813 5443 0281

CALBIOCHEM-NOVABIOCHEM PTY
12/17-21 Bowden Street
Alexandria, NSW 2015
Australia
011 612 318 0322

INDEPENDENT AUDITORS

ERNST & YOUNG LLP
501 West Broadway
Suite 1100
San Diego, California 92101

LEGAL COUNSEL

WILLKIE FARR & GALLAGHER
One Citicorp Center
153 East 53rd Street
New York, New York 10022-4677

TRANSFER AGENT AND REGISTRAR

HARRIS TRUST COMPANY OF CALIFORNIA
601 S. Figueroa Street, 49th Floor
Los Angeles, California 90017

STOCK LISTING

CN Biosciences, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol CNBI.

PRICE RANGE OF COMMON STOCK

As of February 10, 1998 there were approximately 23 holders of record of the Company's common stock and 5,652,911 shares of common stock outstanding. No cash dividends have been paid on the common stock since the Company's inception, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The following table presents the high and low sales prices as quoted by NASDAQ:

 1996                   HIGH        LOW
 ---------------------------------------
 10/2/96 - 12/31/96    $18.50     $12.75

 1997                   HIGH        LOW
 ---------------------------------------
 1/1/97 - 3/31/97      $18.50     $13.75
 4/1/97 - 6/30/97      $19.00     $13.50
 7/1/97 - 9/30/97      $24.50     $18.00
 10/1/97 - 12/31/97    $26.00     $22.25

FORM 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained free of charge, by writing the Company at its corporate headquarters. Additional inquiries from our stockholders, and potential investors, are welcome and should be directed to Investor Relations at our corporate headquarters.

ANNUAL MEETING

April 21, 1998 10:00 a.m. (EST)

Offices of:
E.M. Warburg, Pincus & Co. LLC
466 Lexington Avenue
10th Floor
New York, New York 10017-3147